

SOUTHCOAST
COMMUNITY BANK


SEC MAIL
RECEIVED
PROCESSING
APR 3 0 2013
WASH. D.C.
193
SECTION

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

2012

ANNUAL REPORT

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in this report are "forward-looking statements." Forward-looking statements include, but are not limited to, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "seek," "estimate," "continue," "plan," "point to," "project," "predict," "could," "intend," "target," "potential," and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

- future economic and business conditions;
- lack of sustained growth in the economy of the Greater Charleston area;
- government monetary and fiscal policies;
- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer and/or the Internet;
- credit risks;
- higher than anticipated levels of defaults on loans;
- perceptions by depositors about the safety of their deposits;
- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, including the value of collateral securing loans;
- the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations as part of these endeavors and the failure to achieve expected gains, revenue growth and/or expense savings from such endeavors;
- changes in requirements of regulatory authorities;
- changes in laws and regulations, including tax, banking and securities laws and regulations and deposit insurance assessments;
- changes in accounting policies, rules and practices;
- changes in technology or products may be more difficult or costly, or less effective than anticipated;
- the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions and economic confidence;
- ability to continue to weather the current economic downturn;
- loss of consumer or investor confidence; and
- other factors and information described in this report and in any of the other reports that we file with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

All forward-looking statements that are made in this report are expressly qualified in their entirety by this cautionary notice. We have no obligation, and do not undertake, to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made. We have expressed our expectations, beliefs and projections in good faith and we believe they have a reasonable basis. However, we cannot assure you that our expectations, beliefs or projections will result or be achieved or accomplished.

The Business of Southcoast Financial Corporation

Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 under the laws of South Carolina for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). On April 29, 1999, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of capital stock of the Bank were exchanged for shares of common stock of the Company and the Company became the owner of all of the outstanding capital stock of the Bank. The Company presently engages in no significant business other than that of owning the Bank and has no employees.

The Bank is a South Carolina state bank incorporated in June, 1998, which commenced operations as a commercial bank in July, 1998. The Bank operates from its offices in Mt. Pleasant, Charleston, Moncks Corner, Johns Island, Summerville, Goose Creek and North Charleston, South Carolina. The main office is located at 530 Johnnie Dodds Boulevard, in Mt. Pleasant; other Mt. Pleasant offices are located at 602 Coleman Boulevard and 3305 South Morgan's Point Road; the Charleston offices are located at 802 Savannah Highway and 1654 Sam Rittenberg Boulevard; the Moncks Corner office is located at 337 East Main Street; the Johns Island office is located at 2753 Maybank Highway; the Summerville office is located at 302 N. Main St.; the Goose Creek office is located at 597 Old Mount Holly Road; and the North Charleston office is located at 8420 Dorchester Road.

The Bank offers a full array of commercial banking services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Most of the Bank's deposits are attracted from individuals and small businesses. The Bank does not offer trust services.

The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial, consumer and residential purposes. Consumer loans include, among others: car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans, overdraft lines of credit, and the like. The Bank makes commercial loans to small and middle market businesses. Commercial loans may be unsecured if they are of short duration and made to a customer with demonstrated ability to pay, but most often they are secured. Collateral for commercial loans may be listed securities, equipment, inventory, accounts receivable or other business assets but will usually be local real estate. The Bank usually makes commercial loans to businesses to provide working capital, expand physical assets or acquire assets. Commercial loans will typically not exceed a 20-year maturity and will usually have regular amortization payments. Commercial loans to most business entities require guarantees by their principals. The Bank also makes loans guaranteed by the U.S. Small Business Administration.

The Bank makes loans secured by real estate mortgages that are usually for the acquisition, improvement or construction and development of residential and other properties. Residential real estate loans consist primarily of first and second mortgage loans on single family homes, with some mortgage loans on multifamily homes. Loan-to-value ratios for these loans are generally limited to 80%. Non-farm, non-residential loans are secured by business and commercial properties usually acquired using the loan proceeds. Loan-to-value ratios on these loans are also generally limited to 80%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Real estate construction loans typically consist of financing for the construction of 1-4 family dwellings and some non-farm, non-residential real estate. Usually, loan-to-value ratios for these loans are limited to 80% and permanent financing commitments are required prior to the advancement of loan proceeds.

Management believes that the loan portfolio is adequately diversified. Management is not aware of any significant concentrations of loans made to any particular individuals, industries or groups of related individuals or industries, except for residential mortgage loans, commercial real estate loans, and construction and land development loans. The loan portfolio consists primarily of mortgage loans and extensions of credit to businesses and individuals in the Bank's service areas within Charleston, Dorchester and Berkeley Counties of South Carolina. The economy of these areas is diversified and does not depend on any single industry or group of related industries. Approximately 90% of loans are secured by real estate located in those three counties or other coastal areas of South Carolina. The Bank does not make any foreign loans.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices with respect to these types of products and practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan's being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

Other services the Bank offers include residential mortgage loan origination services, safe deposit boxes, business courier service, night depository service, telephone banking, MasterCard brand credit cards, tax deposits, and 24-hour automated teller machines.

At March 1, 2013, the Bank employed 92 persons full-time. The Company has no employees. Management of the Bank believes that its employee relations are excellent.

Southcoast Financial Corporation
Management's Discussion and Analysis

The following discussion is intended to assist you in understanding the financial condition and results of operations of Southcoast Financial Corporation and subsidiaries and should be read in conjunction with the consolidated financial statements and related notes included in this report. Many of the amounts and percentages in this section have been rounded for convenience of presentation, but actual recorded amounts have been used in computations. Accordingly, some information may appear not to compute accurately.

Overview

We had net income for the year ended December 31, 2012 of $3.5 million, or $0.57 per basic share, compared to a net loss for the year ended December 31, 2011 of $16.5 million, or $2.71 per basic share.

During 2012, continued weaknesses in the national and local economies adversely impacted the ability of some borrowers to repay their loans, though the magnitude of these weaknesses lessened somewhat when compared with the prior several years. The average unemployment rate in the Charleston MSA for 2012 was 7.4%, the lowest in several years. The average unemployment rates for the five years leading up to 2012 were as follows: 2007 – 4.4%; 2008 – 5.6%; 2009 – 9.6%; 2010 – 9.3%; and 2011 – 8.4%. The median sales price for single family homes in the Charleston MSA for 2012 was $186,725, which represented a modest improvement when compared to 2011. The median single family home sales prices for the five years leading up to 2012 were as follows: 2007 - $207,500; 2008 - $200,000; 2009 - $180,694; 2010 - $187,000; and 2011 - $180,000. These trends in unemployment and housing represent moderate improvement from prior periods, but still fall short of the levels seen in 2007, prior to the onset of the recession of 2008 and 2009. The majority of problem loans in 2011 and 2012 were real estate loans, which in most instances had exposure to falling real estate prices, especially if the loans were originated prior to 2009. The process of foreclosure in South Carolina is lengthy and expensive. The impact of foregone interest on nonaccruing loans in the process of foreclosure combined with attorney's fees, property taxes, and costs to sell repossessed property continued to negatively impact the Company's income in 2012.

The current outlook for the national economy in the United States is cautiously optimistic. Throughout 2012 the economy showed mixed signs of recovery, and though slowly improving, high unemployment levels continue to persist. The Company expects slow improvement in its market areas in 2013, but there can be no assurance that these expectations will be realized.

Net interest income increased in 2012 to $13.4 million, as compared to $12.3 million for 2011, as a result of changes in the rate and volume of average earning assets and average interest bearing liabilities.

Our average earning assets decreased by $15.8 million in 2012. The decrease was due to a $17.3 million decrease in average investments and federal funds sold, partially offset by a $1.5 million increase in average loans during 2012. The decrease in average investments and federal funds sold was primarily the result of sales and paydowns of mortgage backed securities. Securities purchases during 2012 were less than combined sales and paydowns as a result of management's decision to reduce the size of its securities portfolio due to the current low yield environment. The moderate loan growth was the result of a slowly improving economy.

Losses incurred during the second half of 2011 led to a decrease in average shareholders' equity for all of 2012 of 15.58%. Average earning assets decreased 4.86% and total net interest income increased 9.12% in 2012. Loan loss provisions decreased by $9.1 million during 2012 due to significant reductions in the Company's nonaccrual loans and charge offs as compared to 2011. The Company's nonaccrual loans at December 31, 2012 totaled $9.7 million, a decrease of $11.6 million, or 54.33%, from the December 31, 2011 balance of $21.3 million. Loan charge offs, net of recoveries, during 2012 totaled $3.4 million, a decrease of $5.4 million, or 61.42%, from net charge offs during 2011.

Noninterest income increased by $479,000, or 17.12%, in 2012. The increase in noninterest income was primarily the result of increases of $150,000, $234,000, and $161,000 in service fees on deposit accounts, gains on sales of mortgage loans, and other noninterest income, respectively. The increase in other noninterest income was primarily the result of gains on sales of property and equipment, which was primarily comprised of two separate transactions in which the Company sold highway frontage from parcels it owned for road expansion. The gain recognized on these sales totaled $192,000. Partially offsetting these increases was a decrease in gains on sales of securities available for sale of $227,000. However, there was a $176,000 reduction in impairment provision on available for sale securities during 2012, which represented an increase in noninterest income between the two periods.

Noninterest expenses decreased by $4.8 million, or 28.45%, in 2012. The decrease was primarily due to a reduction in impairment provisions and other expenses related to other real estate owned, net of rental income, which totaled $499,000 in

Overview – *(continued)*

2012, as compared to $3.7 million in 2011, a decrease of approximately $3.2 million. Gains on sales of other real estate owned, which the Company reports as a component of noninterest expense, totaled $1.2 million in 2012, compared to $519,000 in 2011, a difference of approximately $700,000, representing a decrease in noninterest expense between the two periods. Additionally, during 2011 the Company recognized impairment of $485,000 on property and equipment that was subsequently sold during 2012. No impairment expense for property and equipment was recognized during 2012. As discussed in Note 13 to the audited financial statements, the Company provided a full valuation allowance against its deferred tax asset during 2011, which resulted in income tax expense of $4.6 million. The Company maintained a full valuation allowance against its deferred tax asset throughout 2012, which totaled $7.8 million at December 31, 2012.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant policies are described in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management in these critical accounting policies are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe accounting policies related to investment securities, the allowance for loan losses, other real estate owned, and income taxes require the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the discussion under the captions "Investment Portfolio," "Allowance for Loan Losses," "Real Estate Owned" and "Income Taxes" below and to Note 1 to our consolidated financial statements for a detailed description of our estimation process and methodology related to these items.

Comparison of Years Ended December 31, 2012 and 2011

Results of Operations

General

We had net income for the year ended December 31, 2012 of $3.5 million, or $0.57 per basic share, compared to a net loss for the year ended December 31, 2011 of $16.5 million, or $2.71 per basic share. We had net interest income of $13.4 million for 2012, as compared to $12.3 million for 2011. We also had noninterest income (principally earnings on Company Owned Life Insurance, service charges, gains on sale of assets, and fees and commissions) of $3.3 million in 2012 and $2.8 million in 2011. We provided $880,000 and $10.0 million to our allowance for loan losses in 2012 and 2011, respectively, and had noninterest expenses (principally salaries and benefits, occupancy, furniture and equipment, and impairment of other real estate owned) of $12.1 million in 2012 and $16.9 million in 2011. Additionally, we had income tax expense of $137,000, which represented state income tax, in 2012, compared to income tax expense of approximately $4.6 million in 2011, which was the result of a full valuation allowance taken on our deferred tax asset.

Net Interest Income

During the year ended December 31, 2012, net interest income was $13.4 million, as compared to $12.3 million for the year ended December 31, 2011. This increase was attributable to changes in the rate and volume of average earning assets and average interest bearing liabilities. Average interest earning assets decreased to $376.5 million in 2012 from $392.3 million in 2011. The decrease in volume was primarily attributable to a $17.3 million decrease in average investments and federal funds sold, partially offset by a $1.5 million decrease in average loans. The average yield on interest earning assets increased from 4.82% to 4.84% from 2011 to 2012, while the average cost of interest bearing liabilities decreased from 1.75% to 1.37%. The net yield on average interest earning assets increased from 3.12% in 2011 to 3.55% in 2012. The increase in net yield on average interest earning assets was due to a change in earning asset mix between the two periods. This change in mix overcame the lower yields on individual earning asset items between the two periods. Loans, which represent the highest yielding class of earning assets, totaled 82.41% of average earning assets during 2012, as compared to 78.72% of average earning assets during 2011. Investments and federal funds sold totaled 17.59% of average earning assets in 2012, as compared

Net Interest Income – ***(continued)***

to 21.28% in 2011. Average loans increased by $1.5 million during 2012, and the yield on these loans decreased by 0.05% due to continued repricing of loans at lower interest rates. Average interest bearing deposits decreased by $22.5 million and the rates paid on these deposits decreased by 0.47% due to falling interest rates. Nonperforming assets, which totaled $21.3 million and $31.7 million at December 31, 2012 and 2011, respectively, suppressed the net interest margin in both periods, as the majority of nonperforming assets consisted of nonaccrual loans and other real estate owned which do not produce interest income. If liquidated, the cash received for these assets could be used to fund interest earning assets or reduce interest bearing liabilities, either of which would have the effect of increasing net interest income.

During the year ended December 31, 2011, net interest income was $12.3 million, as compared to $12.0 million for the year ended December 31, 2010. This increase was attributable to changes in the rate and volume of average earning assets and average interest bearing liabilities. Average interest earning assets decreased to $392.3 million in 2011 from $420.0 million in 2010. The decrease in volume was primarily attributable to a $16.8 million decrease in average investments and federal funds sold, and an $11.0 million decrease in average loans. The average yield on interest earning assets decreased from 5.11% to 4.82% from 2010 to 2011, while the average cost of interest bearing liabilities decreased from 2.26% to 1.75%. The net yield on average interest earning assets increased from 2.86% in 2010 to 3.12% in 2011. The increase in net yield on average interest earning assets was primarily due to the decrease in yields on average loans, the largest individual component of interest earning assets, being less than the decrease in rates on average deposits. Average loans decreased by $11.0 million during 2011, and the yield on these loans decreased by 0.39% due to falling interest rates while average interest bearing deposits decreased by $16.2 million and the rates paid on these deposits decreased by 0.51% due to falling interest rates. Nonperforming assets, which totaled $29.9 million and $31.8 million at December 31, 2011 and 2010, respectively, suppressed the net interest margin in both periods, as the majority of nonperforming assets consisted of nonaccrual loans and other real estate owned which do not produce interest income. If liquidated, the cash received for these assets could have been used to fund interest earning assets or reduce interest bearing liabilities, either of which would have the effect of increasing net interest income.

Net Interest Income – *(continued)*

The following table sets forth, for the periods indicated, information related to our average balance sheets and average yields on assets and average rates paid on liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities.

	For the year ended December 31, 2012			For the year ended December 31, 2011			For the year ended December 31, 2010		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets:									
Cash and Federal Funds Sold	$ 12,334	$ 29	0.24%	$ 14,073	$ 34	0.24%	$ 18,153	$ 51	0.28%
Investments - taxable	48,140	1,031	2.14%	59,658	1,466	2.46%	73,002	2,149	2.94%
Investments - nontaxable (1)	5,773	229	3.97%	9,761	388	3.98%	9,143	375	4.10%
Total investments and federal funds sold	66,247	1,289	1.95%	83,492	1,888	2.26%	100,298	2,575	2.57%
Loans (2)(3)	310,279	16,948	5.46%	308,791	17,017	5.51%	319,742	18,869	5.90%
Total Earning Assets	376,526	18,237	4.84%	392,283	18,905	4.82%	420,040	21,444	5.11%
Other Assets	56,265			62,629			77,535		
Total Assets	**$ 432,791**			**$ 454,912**			**$ 497,575**		
Liabilities:									
Savings and demand deposits	$ 111,208	$ 691	0.62%	$ 104,471	$ 1,231	1.18%	$ 83,408	$ 1,253	1.50%
Time deposits	174,061	1,913	1.10%	203,313	3,018	1.48%	240,598	4,695	1.95%
Other borrowings	59,782	2,054	3.44%	62,036	2,215	3.57%	82,716	2,951	3.57%
Subordinated debt	10,310	202	1.96%	10,310	183	1.77%	10,310	524	5.08%
Total interest bearing liabilities/interest expense	$ 355,361	4,860	1.37%	$ 380,130	6,647	1.75%	$ 417,032	9,423	2.26%
Non-interest bearing liabilities	44,892			36,244			35,114		
Total Liabilities	400,253			416,374			452,146		
Equity	32,538			38,538			45,429		
Total Liabilities and Equity	**$ 432,791**			**$ 454,912**			**$ 497,575**		
Net interest income/margin (4)		**$ 13,377**	3.55%		**$12,258**	3.12%		**$ 12,021**	2.86%
Net interest spread (5)			3.47%			3.07%			2.85%

(1) Yield is not calculated on a tax equivalent basis due to the full valuation allowance on the deferred tax asset.
(2) Does not include nonaccruing loans.
(3) Income includes loan fees of $771,000 in 2012, $622,000 in 2011, and $558,000 in 2010.
(4) Net interest income divided by total earning assets
(5) Total interest earning assets yield less interest bearing liabilities rate.

Net Interest Income – *(continued)*

The following table presents changes in our net interest income which are primarily a result of changes in the volumes (change in volume times old rate), changes in rates (change in rate times old volume), and changes in rate/volume (change in rate times the change in volume) of our interest earning assets and interest bearing liabilities.

Analysis of Change in Net Interest Income

(Dollars in thousands)	For the Year ended December 31, 2012 versus the year ended December 31, 2011 (1)			For the Year ended December 31, 2011 versus the year ended December 31, 2010 (1)		
	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest Income:						
Cash and Federal funds sold	$ (4)	$ (1)	$ (5)	$ (12)	$ (5)	$ (17)
Investments - taxable	(283)	(152)	(435)	(393)	(290)	(683)
Investments - non taxable (2)	(159)	-	(159)	25	(12)	13
Total investments and federal funds sold	(446)	(153)	(599)	(380)	(307)	(687)
Net loans (3)(4)	82	(151)	(69)	(646)	(1,206)	(1,852)
Total interest income	(364)	(304)	(668)	(1,026)	(1,513)	(2,539)
Interest expense:						
Savings deposits	$ 79	$ (619)	$ (540)	$ 317	$ (339)	$ (22)
Time deposits	(434)	(671)	(1,105)	(728)	(949)	(1,677)
Other borrowings	(80)	(81)	(161)	(738)	2	(736)
Subordinated Debt	-	19	19	-	(341)	(341)
Total interest expense	(435)	(1,352)	(1,787)	(1,149)	(1,627)	(2,776)
Net interest income	$ 71	$ 1,048	$ 1,119	$ 123	$ 114	$ 237

(1) Volume - rate changes have been allocated to each category on a consistent basis between rate and volume.
(2) Yield is not calculated on a tax equivalent basis due to the full valuation allowance on the deferred tax asset.
(3) Includes loan fees of $771,000 in 2012, $622,000 in 2011, and $558,000 in 2010
(4) Does not include nonaccruing loans.

During 2013, management expects that interest rates will remain relatively unchanged. Therefore, any improvements in net interest income for 2013 are expected to be largely the result of increases in volume and changes in the mix of interest-earning assets and liabilities. Additionally, a reduction in overall levels of average nonperforming assets would provide margin improvement, as the proceeds from disposal of these assets could be invested into interest bearing assets or utilized to repay interest bearing liabilities as they come due. Management expects to continue to use aggressive marketing strategies to increase our bank's market share for both deposits and quality loans within its service areas in the Charleston, South Carolina, metropolitan area. These strategies involve offering attractive interest rates and continuing our bank's commitment to providing outstanding customer service. However, until demand for loans to qualified borrowers increases, increases in loans are likely to be modest.

Market Risk - Interest Rate Sensitivity

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises principally from interest rate risk inherent in our lending, deposit, and borrowing activities. Management actively monitors and manages our interest rate risk exposure. Although we manage other non-market risks, such as credit quality and liquidity risk in the normal course of business, management considers interest rate risk to be our most significant market risk that could potentially have the largest material effect on our financial condition and results of operations. Other types of market risk such as foreign currency exchange risk and commodity price risk do not affect us directly.

Achieving consistent growth in net interest income is the primary goal of our asset/liability function. We attempt to control the mix and maturities of assets and liabilities to achieve consistent growth in net interest income despite changes in market interest

Market Risk - Interest Rate Sensitivity – *(continued)*

rates. We seek to accomplish this goal while maintaining adequate liquidity and capital. We believe our asset/liability mix is sufficiently balanced so that the effect of interest rates moving in either direction is not expected to be material over time.

Interest rate sensitivity management is concerned with the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be made in a timely manner.

Our Bank's Asset/Liability Committee uses a simulation model to assist in achieving consistent growth in net interest income while managing interest rate risk. The model takes into account interest rate changes as well as changes in the mix and volume of assets and liabilities. The model simulates our Bank's balance sheet and income statement under several different rate scenarios. The model's inputs (such as interest rates and levels of loans and deposits) are updated on a quarterly basis in order to obtain the most accurate forecast possible. The forecast presents information over a twelve-month period. It reports a base case in which interest rates remain flat and variations that occur when rates increase or decrease 100, 200, 300, and 400 basis points. According to the model as of December 31, 2012, our Bank is positioned so that net interest income would decrease $312,000 and net income would decrease $294,000 if rates were to rise 100 basis points in the next twelve months. Conversely, net interest income would decrease $384,000, and net income would decrease $370,000 if interest rates were to decline 100 basis points in the next twelve months. The potential volatility suggested by these hypothetical interest rate movements is considered to be low and is well within the Bank's policy limits for such scenarios. Given the Federal Funds target rate of between 0 and 25 basis points at December 31, 2012, management considers a substantial decline in interest rates highly unlikely. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayments, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions our Bank could undertake in response to changes in interest rates or the effects of responses by others, including borrowers and depositors.

The "Interest Sensitivity Analysis" below indicates that, on a cumulative basis through twelve months, repricing rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at December 31, 2012 of $ 146.6 million for a cumulative gap ratio of (38.28%). When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon," a negative interest sensitivity gap occurs. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a negative gap, such as our Bank, rising interest rates would be expected to have a negative effect on net interest income and falling rates would be expected to have the opposite effect. However, as noted above, our simulation model indicates that rising rates would have a relatively minor negative effect on our net interest income. The simulation model differs from the "Interest Rate Sensitivity Analysis" primarily in its assumptions related to interest bearing transaction accounts, savings and money market accounts, and time deposits. The simulation model assumes that a change of 100 basis points in an indexed interest rate, such as the Federal Funds rate, would produce only a fractional change in rates paid on these types of deposit accounts, and these changes would not be immediate, but would lag behind the market rate changes. Due to the sophistication of the inputs and assumptions used in our simulation model, we believe that it produces more realistic outcomes of potential interest rate scenarios than the "Interest Rate Sensitivity Analysis."

The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Interest-earning deposits in other banks are reflected at the deposits' maturity dates. Loans not accruing interest are not included in the table. Repurchase agreements, Federal Home Loan Bank borrowings and subordinated debt (collectively, Other borrowings) are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest-bearing liabilities with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a 30-day or shorter period. However, our Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Fixed rate advances are reflected at their contractual maturity dates, and variable rate advances are reflected in the earliest repricing interval because they were borrowed under the daily rate credit option, and reprice daily. Fixed rate advances with conversion features that may become variable rate are reflected at the earlier of their repricing or maturity dates.

Market Risk - Interest Rate Sensitivity – *(continued)*

Interest Sensitivity Analysis
December 31, 2012

(Dollars in thousands)	Within Three Months	After Three Through Twelve Months	One Through Five Years	Greater Than Five Years	Total
Assets					
Interest earning assets:					
Interest earning deposits in other banks	$ 14,600	$ -	$ -	$ -	$ 14,600
Investment securities	4,705	-	-	43,973	48,678
Loans Held for sale	1,895	-	-	-	1,895
Loans (1)	82,180	86,717	42,615	106,243	317,755
Total Earning Assets	**$ 103,380**	**$ 86,717**	**$ 42,615**	**$ 150,216**	**$ 382,928**
Liabilities					
Interest bearing liabilities:					
Interest bearing transaction accounts	$ 55,282	$ -	$ -	$ -	$ 55,282
Savings and money market	59,963	-	-	-	59,963
Time deposits - $100,000 and over	39,304	18,773	2,251	-	60,328
Other time deposits	60,169	39,948	5,145	-	105,262
Total interest bearing deposits	**$ 214,718**	**$ 58,721**	**$ 7,396**	**-**	**$ 280,835**
Other borrowings	63,259	-	12,000	5,000	80,259
Total interest bearing liabilities	**$ 277,977**	**$ 58,721**	**$ 19,396**	**$ 5,000**	**$ 361,094**
Interest sensitivity gap	**$ (174,597)**	**$ 27,996**	**$ 23,219**	**$ 145,216**	
Cumulative interest sensitivity gap	**$ (174,597)**	**$ (146,601)**	**$ (123,382)**	**$ 21,834**	
Ratio of cumulative gap to earning assets	-45.60%	-38.28%	-32.22%	5.70%	

(1) Does not include nonaccruing loans.

Provision for Loan Losses

The allowance for loan losses, established through charges to the provision for loan losses, allows for estimated loan losses inherent in our loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance is based on management's judgment of the amount needed to maintain an allowance adequate to provide for probable losses in the loan portfolio as of the balance sheet date, though the exact amount of such losses and in some cases the specific loans cannot be identified yet. We provided $880,000 and $10.0 million to the allowance during the years ended December 31, 2012 and 2011, respectively. We believe the provisions made to the allowance for loan losses allowed us to maintain an adequate allowance for probable incurred losses for each of these periods. See "Allowance for Loan Losses" below.

Noninterest Income

Noninterest income, which consists primarily of service fees on deposits, gains and fees on loans sold, other fee income, Company Owned Life Insurance earnings, and gains on sales of securities and fixed assets, totaled approximately $3.3 million for the year ended December 31, 2012, as compared to approximately $2.8 million for the year ended December 31, 2011, an increase of nearly $500,000. The increase in noninterest income was primarily the result of increases of $150,000, $234,000, and $161,000 in service fees on deposit accounts, gains on sales of mortgage loans, and other noninterest income, respectively. The increase in other noninterest income was primarily the result of gains on sales of property and equipment, which was primarily comprised of two separate transactions in which the Company sold highway frontage from parcels it

Noninterest Income – *(continued)*

owned for road expansion. Partially offsetting these increases was a decrease in gains on sales of securities available for sale of $227,000. However, there was a $176,000 reduction in impairment provision on available for sale securities during 2012, which represented an increase in noninterest income between the two periods.

Noninterest Expenses

Noninterest expenses, which consist primarily of salaries and employee benefits, occupancy, furniture and equipment, insurance expenses, and costs associated with other real estate owned, totaled $12.1 million for the year ended December 31, 2012, as compared to $16.9 million for the year ended December 31, 2011, a decrease of $4.8 million. The decrease was primarily due to a decrease in impairment provisions and other expenses related to other real estate owned, net of rental income, which totaled $499,000 in 2012, as compared to $3.7 million in 2011, a decrease of approximately $3.2 million. Gains on sales of other real estate owned, which the Company reports as a component of noninterest expense, totaled $1.2 million in 2012, compared to $519,000 in 2011, a difference of approximately $700,000, representing a decrease in noninterest expense between the two periods. Gains of approximately $280,000 in 2012 and $449,000 during 2011 related to sales transactions for which the Company provided financing. Additionally, during 2011 the Company recognized impairment of $485,000 on property and equipment that was subsequently sold during 2012. No impairment expense for property and equipment was recognized during 2012.

Income Taxes

We recorded income tax expense of $137,000, and an income tax expense of $4.6 million, for the years ended December 31, 2012, and 2011, respectively. The current year's income tax expense is attributable to South Carolina State income taxes only, as the Company has a net operating loss carry forward for Federal income taxes. South Carolina does not allow for net operating loss carry forward. The 2011 income tax expense of $4.6 million was the result of the Company's decision to record a full valuation allowance on its deferred tax asset. The Company maintained this valuation allowance in full throughout 2012. A Company's deferred tax asset represents the difference in the timing of certain items of income and expense (principally provision for loan losses and depreciation) which are included in one reporting period for financial accounting purposes and another for income tax purposes.

Financial Condition

Investment Portfolio

As of December 31, 2012, our available-for-sale investment portfolio comprised approximately 10.23% of our total assets. The following table summarizes the carrying value amounts of available-for-sale securities we held at December 31, 2012, 2011, and 2010. All securities are held available-for-sale and are stated at estimated fair value.

Securities Portfolio Composition

	December 31, 2012			2011			2010		
(Dollars in thousands)	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value
Available-for Sale									
Mortgage-backed securities									
Government sponsored Enterprises (1)	$ 37,361	$ 590	$ 37,951	$ 37,688	$ 544	$ 38,232	$ 57,532	$ (849)	$ 56,683
Other	-	-	-	1,539	6	1,545	1,875	5	1,880
U.S. States and political subdivisions	5,061	358	5,419	7,190	415	7,605	12,257	(169)	12,088
Other Investments (2)	4,190	(2,711)	1,479	4,183	(2,607)	1,576	4,660	(3,005)	1,655
Total	**$ 46,612**	**$ (1,763)**	**$44,849**	**$ 50,600**	**$ (1,642)**	**$ 48,958**	**$ 76,324**	**$ (4,018)**	**$ 72,306**

(1) Includes securities secured by pools of mortgages from various issuers, including FNMA and FHLMC
(2) Includes trust preferred and other equity securities.

Securities Portfolio Composition – *(continued)*

The unrealized loss attributable to Other investments for December 31, 2012 primarily relates to our investments in two pooled trust preferred securities. The table below outlines these investments.

(Dollars in thousands)

Security Description	Credit Tranche	Interest Payment Status	Tax Equivalent Book Yield	Book Value	Unrealized Holding Loss	Fair Value
ALESCO 9A	A2	Active	1.23%	$ 1,807	$ 931	$ 876
PreTSL 27	C1	PIK	1.47%	$ 1,733	1,708	25
				$ 3,540	$ 2,639	$ 901

The value of these securities has been adversely affected by a lack of liquidity in the market for these securities as well as the current coupon interest rates on the securities. The book yields on these securities represent a combination of the coupon interest rates and accretive discounts on these securities. These securities pay variable rates of interest based on three month LIBOR. The current tax equivalent book yields shown above reflect three month LIBOR at December 31, 2012. Current market rates of interest for capital borrowings vary based on issuer, but the tax equivalent book yields reflected in the above table are significantly lower than current market rates for such borrowings.

The first security above is currently paying interest and has excess subordination of 19.20%. This means that, for the credit tranche owned by the Company, the total dollar value of performing issuers in the pool exceeds total Class A notes outstanding by 19.20%. Accordingly, the Company is receiving contractual interest payments on these securities. Based on the over collateralized position of this security and the current nature of its interest payments this security was deemed not to have other than temporary impairment, as projected cash flows support the book value of the security.

The second security above is a Class C note and is currently receiving payment in kind (PIK) interest. This means that in lieu of cash interest payments, interest is being capitalized and added to the Company's principal investment in the security. Class A note holders of this security are currently receiving cash payments of principal in addition to contractual interest payments. These principal payments are helping to satisfy the over collateralization requirements of the Class A Notes. If and when these requirements are met, the Class B Notes will begin to receive principal payments to meet their over collateralization requirements, followed by the Class C Notes, and then the Class D Notes. Management has engaged a third party firm specializing in securities valuations to evaluate this security's principal and payment in kind interest for potential other-than-temporary impairment. This firm performed a discounted cash flow analysis through December 2037, the date of maturity for this security, which showed approximately $176,000 of credit loss as of March 31, 2011. This analysis was performed with relevant assumptions about projected default probabilities for the underlying issuers in this security. However, management has discontinued accrual of interest on this security due to the payment in kind interest on the security and the overall credit deterioration in the security. If the underlying issuers in this security show additional financial deterioration, the Company may recognize other than temporary impairment in the future. See Note 3 to the audited financial statements for further information about these securities.

Securities Portfolio Composition – *(continued)*

The following table presents maturities and weighted average yields of securities available-for-sale at December 31, 2012. Available-for-sale securities are stated at estimated fair value. There were no available-for-sale securities with maturities in time periods not presented in the table. Equity securities have no maturity and are shown as a separate category. Maturities for mortgage-backed securities are not listed due to their tendency to have frequent prior to maturity paydowns.

Securities Portfolio Maturities and Yields

	December 31, 2012	
(Dollars in Thousands)	Fair Value	Yield
Government sponsored enterprises		
Mortgage backed	$ 37,951	2.12%
U.S. States and political subdivisions [1]		
Due from five to ten years	2,495	4.09%
Due after ten years	2,924	3.69%
Total	$ 5,419	3.87%
Other investments		
Due after ten years	$ 1,401	1.66%
Equity securities with no maturities or stated yields	78	-
Total	$ 1,479	

(1) Yields are not calculated on a tax equivalent basis due to the full valuation allowance on the deferred tax asset.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. The loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The only concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions of which management is aware are for residential mortgage loans, commercial real estate loans, and construction and land development loans geographically concentrated in the Company's market area. The Company does not make foreign loans. Because we operate a community bank, nearly all of the loans are to borrowers in, or secured by real estate located in, or near, our market area. See Note 1 to Consolidated Financial Statements, "Concentrations of Credit Risk," for further information.

The amounts of loans outstanding are shown in the following table according to type of loan for the following dates:

Loan Portfolio Composition

	December 31,				
(Dollars in Thousands)	2012	2011	2010	2009	2008
Real estate secured loans:					
Residential 1-4 Family	$ 174,421	$ 166,414	$ 156,766	$ 157,236	$ 168,496
Multifamily	5,555	5,144	6,657	5,777	5,557
Commercial	80,284	81,253	92,481	98,639	104,754
Construction	40,305	39,241	51,366	62,194	87,406
Total real estate secured loans	300,565	292,052	307,270	323,846	366,213
Commercial and Industrial	24,511	25,135	26,242	29,231	34,336
Consumer	1,915	2,037	2,372	2,987	2,922
Other	478	515	565	848	1,062
Total Gross Loans	327,469	319,739	336,449	356,912	404,533
Allowance for loan losses	(8,159)	(10,691)	(9,513)	(10,042)	(7,410)
	$ 319,310	$ 309,048	$ 326,936	$ 346,870	$ 397,123

Loan Portfolio Composition – *(continued)*

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial loans primarily represent loans made to businesses and may be made on either a secured or an unsecured basis. Approximately 32.00% of our bank's loan portfolio at December 31, 2012 was comprised of commercial loans, 76.61% of which were secured by real estate (shown in the table above as "Real Estate Secured Loans – Commercial"). Commercial loans not secured by real estate were classified as "Commercial and Industrial," as set forth in the table above. When taken, collateral on loans not secured by real estate may consist of liens on receivables, equipment, inventories, furniture and fixtures and other business assets. Commercial loans are usually made to businesses to provide working capital, expand physical assets or acquire assets. Commercial loans will generally not exceed a 20-year maturity and will usually have regular amortization payments. Commercial loans to most business entities require guarantees of their principals. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions, as well as situations particular to a borrower's business or industry. Initial and continuing financial analysis of a borrower's financial information is required to control this risk.

Construction and land development loans represent 12.31% of the loan portfolio and typically consist of financing for the construction of 1-4 family dwellings and some non-farm, non-residential real estate. Usually, loan-to-value ratios are limited to 80%, and permanent financing commitments are required prior to the advancement of loan proceeds. Included in total real estate construction and land development loans at December 31, 2012, were $10.1 million in residential construction loans, $2.3 million in residential land development loans, $9.3 million in residential lot loans, $4.1 million in commercial lot loans, $3.5 million of other commercial construction loans, $3.3 million of loans secured by raw land, and $7.7 million of other commercial purpose land loans.

Residential real estate loans comprised approximately 54.96% of our Bank's loan portfolio at December 31, 2012. Residential real estate loans consist mainly of first and second mortgage loans on single family homes, with some multifamily real estate loans. Loan-to-value ratios for these instruments are generally limited to 80%.

Total loans outstanding increased by $7.7 million between December 31, 2011 and December 31, 2012. This increase is primarily attributable to an increase in residential 1 – 4 family loans, as other types of loans remained relatively flat between the two periods, with only slight increases or decreases. Due to continued economic weakness experienced during 2012, the Company recorded gross loan chargeoffs of $3.6 million to its allowance for loan losses, and brought $8.3 million of foreclosed loans into other real estate owned. As discussed in Note 6 to the audited financial statements, the Company made loans totaling approximately $2.3 million and $3.6 million to facilitate the sale of other real estate owned during 2012 and 2011, respectively. The Company realized no deferred gains on these transactions during 2012 and $144,000 of deferred gains during 2011.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of our loans, by type, at December 31, 2012, as well as the type of interest requirement on such loans.

(Dollars in Thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Real estate secured loans:				
Residential 1-4 Family	$ 6,186	$ 9,634	$ 158,601	$ 174,421
Multifamily	-	611	4,944	5,555
Commercial	3,296	13,774	63,214	80,284
Construction	8,629	12,103	19,573	40,305
Total real estate secured loans	18,111	36,122	246,332	300,565
Commercial and Industrial	7,974	11,631	4,906	24,511
Consumer	304	919	692	1,915
Other	251	73	154	478
	$ 26,640	**$ 48,745**	**$ 252,084**	**$ 327,469**
Predetermined rate, maturity greater than one year	-	$ 24,948	$ 102,159	$ 127,107
Variable rate or maturity within one year	$ 26,640	$ 23,798	$ 149,924	$ 200,362

Nonperforming Loans And Other Problem Assets

When a loan is 90 days past due on interest or principal or there is serious doubt as to collectability, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure the likelihood of collection of the principal balance and accrued interest. When the collectability of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by a charge-off to the allowance for loan losses, and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. When a loan's terms have been modified from the original note and the modified terms represent a concession made by the Company due to a borrower's financial difficulty, a troubled debt restructuring exists. Troubled debt restructurings contain terms the Company would not customarily offer in the ordinary course of business. See Notes 1 and 4 to the audited financial statements for additional information about nonperforming loans and other problem assets. At December 31, 2012, we had $9.7 million of nonaccrual loans, no loans 90 days or more past due and still accruing interest, and $4.6 million of troubled debt restructurings, $2.6 million of which were also nonaccrual loans. The gross interest income which would have been recorded under the original terms of the nonaccrual loans amounted to approximately $777,000 in 2012. No interest on nonaccruing loans was included in net income for 2012. No interest income on loans 90 days or more past due was recognized during 2012. The gross interest income that would have been recognized according to the original loan terms on loans that are troubled debt restructurings during 2012 totaled approximately $90,000; actual interest income recognized on these loans according to the restructured terms totaled $92,000.

Nonperforming Loans And Other Problem Assets – *(continued)*

The following table presents information on nonperforming loans and real estate acquired in settlement of loans:

(Dollars in Thousands)	2012	2011	December 31, 2010	2009	2008
Nonperforming loans:					
Nonaccrual loans	$ 9,714	$ 21,268	$ 19,613	$ 19,294	$ 8,934
Past due 90 days or more	-	-	44	-	5,373
Accruing restructured loans	2,013	1,064	3,208	1,850	-
Total nonperforming loans	11,727	22,332	22,865	21,144	14,307
Real estate acquired in settlement of loans	9,619	9,323	8,923	9,789	2,074
Total nonperforming assets	**$ 21,326**	**$ 31,655**	**$ 31,788**	**$ 30,933**	**$ 16,381**
Nonperforming assets as a percentage of loans and other real estate owned	6.33%	9.62%	9.20%	8.44%	4.03%
Allowance for loan losses as a percentage of nonperforming loans	69.69%	47.87%	41.61%	47.50%	51.79%

Each individual nonperforming loan and borrower relationship is less than 15% of total nonperforming loans.

The elevated levels of nonperforming loans in the above periods presented reflect the effects of the severe economic downturn of the last several years, coupled with a general decrease in real estate values. This downturn impacted developers, builders, and others associated with the real estate business most significantly, but also impacted local businesses and consumers, as unemployment levels were elevated and consumer spending was negatively impacted throughout this timeframe. Although the Company has experienced considerable improvement, management expects nonperforming assets to remain at elevated levels until a clear and sustainable economic recovery takes place.

The Company's total nonaccrual loans at December 31, 2012 and 2011 included loans with partial charge offs totaling $1.1 million and $3.2 million, respectively. These amounts are detailed in Note 4 to the audited financial statements.

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. These are loans with risk grades of 7 that are actively accruing interest and are not past due 90 days or more. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of the borrower which raises doubt about the borrower's ability to continue to comply with current loan repayment terms. At December 31, 2012 potential problem loans totaled $21.4 million, an increase of $7.5 million over December 31, 2011 problem loans of $13.9 million. A description of loan risk grades is included in the "Allowance for Loan Losses" portion of this discussion. Approximately $18.5 million of December 31, 2012 problem loans represented loans secured by real estate, compared to $10.6 million of problem loans at December 31, 2011. Management closely tracks the current values of real estate collateral when assessing the collectability of potential problem loans secured by real estate. The increases in total potential problem loans and potential problem loans secured by real estate between the two years represent additional risk present in the loan portfolio for loans having the potential to deteriorate for which the Company has collateral exposure. As discussed in the Allowance for Loan Losses narrative in the following section, after analyzing the potential level of losses present in these loans based on collateral, the Company has included additional reserves of $426,000 in the other general reserves portion of its allowance for loans losses calculation.

Allowance for Loan Losses

The allowance for loan losses is increased by provisions which are direct charges to operating expense. Losses on loans are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Recoveries of previously charged off loans, if any, are credited to the allowance. Sales of other real estate owned acquired through foreclosure do not impact the allowance for loan losses, and any gains or losses as a result of these sales are accounted for separately in noninterest expenses.

In reviewing the adequacy of the allowance for loan losses, management takes into consideration the historical loan losses we experienced, current economic conditions affecting the ability of our borrowers to repay, the volume of loans and the trends in delinquent, nonaccrual, and potential problem loans, information about specific borrower situations, and the quality and value of collateral securing nonperforming and problem loans, and other factors. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of inherent losses in the loan portfolio as of December 31, 2012.

In calculating the amount required for the allowance for loan losses, management applies a consistent methodology that is updated quarterly and is designed in accordance with generally accepted accounting principles and regulatory guidance. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. Regulators review the adequacy of the allowance for loan losses as part of their examination of our Bank and may require adjustments to the allowance based upon information available to them at the time of the examination. During 2012, the Company had $3.4 million in net loan charge-offs and a decrease of $11.6 million in nonaccruing loans. The Company made a loan loss provision of only $880,000 during the year due to decreased levels of charge-offs, loan delinquencies, and nonperforming loans when compared with 2011.

At December 31, 2012 the allowance for loan losses totaled $8.2 million. Our allowance for loan losses has a general reserve component and a specific reserves component. The general reserve is allocated to pools of loans based on loan type, with each loan type assigned a reserve percentage. The reserve percentage is based on historical charge-off percentages and economic risk factors indexed for current delinquency rates for each loan type. Historical charge-offs are calculated by taking the average of the Company's prior four quarters' loss experience. Economic risk factors considered in the calculation include loans with loan to value ratios higher than policy guidelines, adjustable and variable rate loans, which can experience repayment stress during times of rising interest rates, growth in the loan portfolio, lending personnel changes, and incomplete loan documentation. The Company uses a weighted degree of risk for each of these factors based on the levels of delinquency for each loan type. The tables below show the results of these calculations and the resulting reserve percentage for each loan type as of December 31, 2012 and December 31, 2011.

December 31, 2012

Loan Type	Historical Losses	Economic Risks	Total
1-4 Family Residential Construction	0.00%	0.79%	0.79%
Other Construction and Development	0.40	1.07	1.47
Farmland	0.00	0.35	0.35
Home Equity Lines of Credit	0.00	0.80	0.80
Senior Lien 1-4 Family	0.75	0.38	1.13
Junior Lien 1-4 Family	0.00	3.14	3.14
Multi-Family Residential	0.00	0.76	0.76
Owner Occupied Commercial Property	0.59	0.98	1.57
Other Commercial Property	0.00	1.34	1.34
Commercial and Industrial	0.12	5.73	5.85
Consumer Lines of Credit	0.00	2.03	2.03
Consumer Installment	1.96	1.08	3.04
Automobile	2.05	1.08	3.13
Other Loans	0.00	0.40	0.40

Allowance for Loan Losses – *(continued)*

December 31, 2011

Loan Type	Historical Losses	Economic Risks	Total
1-4 Family Residential Construction	1.76%	0.67%	2.43%
Other Construction and Development	0.50	1.06	1.56
Farmland	0.00	0.35	0.35
Home Equity Lines of Credit	1.04	0.28	1.32
Senior Lien 1-4 Family	0.83	0.29	1.11
Junior Lien 1-4 Family	0.23	1.45	1.68
Multi-Family Residential	5.26	0.52	5.78
Owner Occupied Commercial Property	2.06	0.61	2.67
Other Commercial Property	0.00	1.45	1.45
Commercial and Industrial	4.49	3.75	8.24
Consumer Lines of Credit	0.50	0.85	1.35
Consumer Installment	1.79	0.76	2.55
Autombile	0.82	0.76	1.58
Other Loans	0.00	0.40	0.40

The required reserve percentages described above are further adjusted to account for the total internal loan risk grade classifications within each loan type. Management feels the following adjustments appropriately address the risk level defined by each loan risk classification.

Grade	Description
1	Loans secured by cash collateral.
2	Loans secured by readily marketable collateral.
3	Top quality loans with excellent repayment sources and no significant identifiable risk of collection.
4	Acceptable loans with adequate repayment sources and little identifiable risk of collection.
5	Acceptable loans with signs of weakness as to repayment or collateral, but with mitigating factors that minimize the risk of loss.
6	Watch List or Special Mention loans with underwriting tolerances and/or exceptions with no mitigating factors that may, due to economic or other factors, increase the risk of loss.
7	Classified substandard loans inadequately protected by the paying capacity or worth of the obligor, or of the collateral, and with weaknesses that jeopardize the liquidation of the debt.
8	Classified doubtful loans in which collection or liquidation in full is highly improbable.
9	Classified loss loans that are uncollectible and of such little value that continuance as an asset is not warranted.

The general reserve calculation described above accounts for repayment risk that is allocable to all loans within each loan type. There are additional risks that apply only to certain pools of loans that are not segregated by loan type. These risk factors relate to certain higher risk loans such as variable rate loans and loans with excessive loan to value ratios, capital concentrations by collateral type, and new loan production levels. A reserve for these factors is calculated using a standard methodology and is included in the other general reserves portion of the calculation and combined with the result of the calculations described above and the total unallocated Allowance for Loan Losses to arrive at the total general reserve. The unallocated portion of the general reserve totaled approximately $620,000 and $1.0 million at December 31, 2012 and 2011, respectively. These amounts provide reserves against environmental factors such as continued high unemployment, further home price deterioration, and continued weakness in commercial real estate caused by higher vacancy rates and the lower resultant rent rates that can lead to additional levels of losses in our loan portfolio. They also provide reserves necessitated by fluctuations in historical loss rates. Loan charge-offs processed during the fourth quarter of 2012 will affect the March 31, 2013 Allowance For Loan Losses Calculation and may lead to additional reserves as a result of their inclusion in the historical charge-offs computation. The specific reserve calculation is comprised of loans evaluated for impairment on an individual

Allowance for Loan Losses – *(continued)*

basis. Generally, management evaluates an individual loan for impairment when a loan or group of related loans exceeds $250,000 and we do not expect to receive contractual principal and interest payments in accordance with the note. Generally, these loans have internal risk classifications of 7, 8, or 9, as seen in the chart above. The amount of impairment, and therefore, the required reserve, is the difference, if any, between the principal balance of the loan and the fair value of the most likely payment source, which is generally the liquidation of the underlying collateral, but may also include the present value of expected future cash flows or the loan's observable market price. Collateral fair value is determined based on the most recent appraisal available, adjusted to account for the age of the appraisal, estimated selling costs, and estimated holding period costs. An additional discount is also calculated based on the presumption that the collateral will be bank owned. The amounts of these discounts vary among properties based on property type, estimated time to sell, and any other factors of which management may be aware. Loans evaluated for impairment on an individual basis are not evaluated as part of the general reserve calculation.

The table below shows the allocation of the Company's allowance for loan losses by loan type and by general reserve and specific reserve for the years ended December 31, 2012, 2011, 2010, 2009, and 2008.

Detail of Allowance for Loan Losses Allocation

	Year Ended December 31, 2012			
(Dollars in thousands)	General Reserve	Specific Reserve	Total	Percentage of Total
Construction and Land Development	$ 512	$ 94	$ 606	7.43%
1-4 Family Residential	1,944	368	2,312	28.34
Multifamily Residential	39	-	39	0.48
Commercial Real Estate	1,188	76	1,264	15.49
Commercial and Industrial	1,285	39	1,324	16.23
Consumer and Other	55	-	55	0.67
Other General Reserves	1,939	-	1,939	23.77
Unallocated	620	-	620	7.59
Total Allowance	$ 7,582	$ 577	$ 8,159	100.00%

	Year Ended December 31, 2011			
(Dollars in thousands)	General Reserve	Specific Reserve	Total	Percentage of Total
Construction and Land Development	$ 625	$ 8	$ 633	5.92%
1-4 Family Residential	1,763	1,098	2,861	22.93
Multifamily Residential	175	122	297	2.78
Commercial Real Estate	1,691	718	2,409	22.53
Commercial and Industrial	1,898	-	1,898	17.75
Consumer and Other	41	-	41	0.38
Other General Reserves	1,515	-	1,515	14.17
Unallocated	1,037	-	1,037	13.54
Total Allowance	$ 8,745	$ 1,946	$ 10,691	100.00%

Allowance for Loan Losses – *(continued)*

(Dollars in thousands)	Year Ended December 31, 2010			
	General Reserve	**Specific Reserve**	**Total**	**Percentage of Total**
Construction and Land Development	$ 2,333	$ 639	$ 2,972	31.24%
1-4 Family Residential	1,723	809	2,532	26.62
Multifamily Residential	69	289	358	3.76
Commercial Real Estate	737	526	1,263	13.28
Commercial and Industrial	619	-	619	6.51
Consumer and Other	124	-	124	1.30
Other General Reserves	1,345	-	1,345	14.14
Unallocated	300	-	300	3.15
Total Allowance	$ 7,250	$ 2,263	$ 9,513	100.00%

(Dollars in thousands)	Year Ended December 31, 2009			
	General Reserve	**Specific Reserve**	**Total**	**Percentage of Total**
Construction and Land Development	$ 1,048	$ 1,365	$ 2,413	24.03%
1-4 Family Residential	1,645	518	2,163	21.54
Multifamily Residential	64	-	64	0.64
Commercial Real Estate	698	1,756	2,454	24.44
Commercial and Industrial	683	-	683	6.80
Consumer and Other	106	-	106	1.06
Other General Reserves	1,350	-	1,350	13.44
Unallocated	809	-	809	8.05
Total Allowance	$ 6,403	$ 3,639	$ 10,042	100.00%

(Dollars in thousands)	Year Ended December 31, 2008			
	General Reserve	**Specific Reserve**	**Total**	**Percentage of Total**
Construction and Land Development	$ 329	$ 3,177	$ 3,506	47.31%
Farmland	1	-	1	0.01
1-4 Family Residential	611	641	1,252	16.90
Multifamily Residential	22	-	22	0.30
Commercial Real Estate	397	550	947	12.78
Commercial and Industrial	223	498	721	9.73
Consumer and Other	21	17	38	0.51
Other General Reserves	231	-	231	3.12
Unallocated	692	-	692	9.34
Total Allowance	$ 2,527	$ 4,883	$ 7,410	100.00%

Allowance for Loan Losses – *(continued)*

The table, "Historical Loan Loss Experience," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries, and additions to the allowance which have been charged to expense.

Historical Loan Loss Experience

	Year Ended December 31,				
(Amounts in thousands)	2012	2011	2010	2009	2008
Total Loans Outstanding at end of period	$ 327,469	$ 319,739	$ 336,449	$ 356,912	$ 404,533
Average amount of loans outstanding	$ 324,891	$ 329,523	$ 344,303	$ 385,330	$ 397,283
Balance of allowance for loan losses at beginning of year	$ 10,691	$ 9,513	$ 10,042	$ 7,410	$ 4,297
Loans charged off					
Construction and Land Development	617	4,021	2,292	6,496	281
1-4 Family Residential	1,968	1,119	1,327	2,623	425
Multifamily Residential	-	502	50	126	-
Commercial Real Estate	883	2,116	805	1,133	-
Commercial and Industrial	65	1,464	63	1,505	434
Consumer and Other	54	28	132	82	93
Total Chargeoffs	3,587	9,250	4,669	11,965	1,233
Recoveries of loans previously charged off					
Construction and Land Development	67	124	33	-	44
1-4 Family Residential	64	125	22	14	-
Multifamily Residential	18	-	-	-	-
Commercial Real Estate	1	30	256	39	8
Commercial and Industrial	23	125	23	-	-
Consumer and Other	2	1	5	-	-
Total Recoveries	175	405	339	53	52
Net charge-offs	3,412	8,845	4,330	11,912	1,181
Additions to allowance charged to expense	880	10,023	3,801	14,544	4,294
Balance of allowance for loan losses at end of year	$ 8,159	$ 10,691	$ 9,513	$ 10,042	$ 7,410
Ratios					
Net charge-offs during period to average loans outstanding during period	1.05%	2.68%	1.26%	3.09%	0.30%
Net charge-offs to loans at end of period	1.04%	2.77%	1.29%	3.34%	0.29%
Allowance for loan losses to average loans	2.51%	3.24%	2.76%	2.61%	1.87%
Allowance for loan losses to loans at end of period	2.49%	3.34%	2.83%	2.81%	1.83%
Allowance for loan losses to nonperforming loans at end of period	69.69%	47.87%	41.61%	47.50%	51.79%
Net charge-offs to allowance for loan losses	41.82%	82.73%	45.52%	118.62%	15.94%
Net charge-offs to provision for loan losses	387.73%	88.25%	113.92%	81.90%	27.50%

Allowance for Loan Losses – *(continued)*

As shown in the table above, during 2012, the Company experienced its lowest level of charge-offs since 2008. Because of this and lower loan delinquencies, the Company also maintained its lowest allowance for loan losses since 2008. The ratio of the allowance for loan losses to nonperforming loans at December 31, 2012 was at its highest level of the periods presented.

Real Estate Owned

At December 31, 2012 and 2011, we had $9.6 million and $9.3 million, respectively, of real estate owned pursuant to foreclosure or deed in lieu of foreclosure. Other real estate owned is initially recorded at its estimated fair market value less estimated selling costs. The estimated fair market value is determined by current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. Subsequently, other real estate owned is carried at the lower of carrying value or fair value less costs to sell. The carrying value is generally reevaluated annually on the anniversary of acquisition. Any declines to fair value less costs to sell are recorded as charges to impairment provision for other real estate owned. Discounts to appraised values are included for estimated selling costs and holding period costs. An additional discount is also calculated based on the properties being bank owned. The amounts of these discounts vary among properties based on property type, estimated time to sell, and any other factors of which management may be aware.

Real Estate Owned by Property Type

(Dollars in Thousands)

	Year Ended December 31,	
	2012	**2011**
Commercial Office Properties	$ 3,146	$ 4,941
Commercial Lots	2,684	415
Residential 1-4 Family Lots and Homes Under Construction	1,090	3,224
Residential 1-4 Family Homes	2,699	743
Total Other Real Estate Owned	**$ 9,619**	**$ 9,323**

The largest individual property included in other real estate owned totals $2.5 million and consists of approximately 17 acres of commercial land subdivided into four separate tracts. The second largest individual property included in other real estate owned is a multiple tenant commercial use property totaling $2.4 million. Other significant properties include three single family homes with values of $1.1 million, $714,000, and $606,000. These are higher end homes located in golf course communities.

The Company actively markets other real estate owned with the goal of maximizing the realized value of the properties. During 2012, sales proceeds from other real estate owned totaled $9.0 million. The Company recognized $1.2 million in aggregate gains on the sale of these properties. However, these results may not be indicative of future outcomes of sales of other real estate owned.

Deposits

The average amounts and the average rates we paid on deposits for the years ended December 31, 2012 and 2011 are summarized below:

	Year Ended December 31,					
	2012		**2011**		**2010**	
(Dollars in Thousands)	**Amount**	**Average Rate Paid**	**Amount**	**Average Rate Paid**	**Amount**	**Average Rate Paid**
Noninterest bearing demand	$ 39,181	0.00%	$ 31,001	0.00%	$ 26,170	0.00%
Interest bearing transaction accounts	54,101	0.89%	50,557	1.69%	43,705	2.12%
Savings and money market	57,107	0.37%	53,914	0.70%	39,703	0.82%
Time deposits - $100,000 and over	51,861	0.81%	47,832	0.96%	54,013	1.53%
Other time deposits	122,200	1.22%	155,481	1.65%	186,585	2.07%
Total deposits	$ 324,450	0.80%	$ 338,785	1.25%	$ 350,176	1.70%

Deposits – *(continued)*

As of December 31, 2012, we had $60.3 million in time deposits of $100,000 or more. Of these time deposits of $100,000 or more, all were retail time deposits. We also had $13.6 million in brokered and wholesale time deposits of less than $100,000. Of the time deposits greater than $100,000, approximately $32.4 million had maturities within three months, $13.1 million had maturities over three through six months, $5.7 million had maturities over six through twelve months, and $9.1 million had maturities over twelve months. Of the $13.6 million in brokered and wholesale time deposits less than $100,000,

approximately $7.2 million had maturities within three months, $5.2 million had maturities over three through six months, $0 had maturities over six through twelve months, and $1.2 million had maturities over twelve months. It is a common industry practice not to consider brokered and wholesale time deposits and time deposits $100,000 and over as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore they have the characteristics of shorter-term purchased funds. These deposits involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources of cash to achieve an appropriate level of liquidity. Such deposits are generally more volatile and interest rate sensitive than other deposits. Nevertheless, for the three years shown, such deposits were generally significantly less expensive for us due to the intense competition for local deposits. Total brokered and wholesale deposits were $13.6 million at December 31, 2012 as compared to $42.9 million at December 31, 2011.

Junior Subordinated Debentures

In 2005, we established Southcoast Capital Trust III (the "Capital Trust"), as a non-consolidated subsidiary. The Capital Trust issued and sold a total of 10,310 floating rate securities, with a $1,000 liquidation amount per security. Institutional buyers bought 10,000 of the floating rate securities denominated as preferred securities and we bought the other 310 floating rate securities which are denominated as common securities. The proceeds of those sales, $10.3 million, were used by the Capital Trust to buy $10.3 million of junior subordinated debentures from us which are reported on our consolidated balance sheets.

The Capital Securities issued by Capital Trust III mature or are mandatorily redeemable on September 30, 2035. We have the optional right to redeem these securities on or after September 30, 2010. The preferred securities of Capital Trust III total $10.3 million, of which $10.0 million qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations. The Company's investment in the common securities of Capital Trust III totaled $310,000 at December 31, 2012 and December 31, 2011, and is included in "Available for Sale Securities" on its consolidated balance sheets. See Note 11 to the consolidated financial statements for more information about the terms of the junior subordinated debentures.

Contractual Obligations

The following table shows the payments due on our contractual obligations for the periods shown as of December 31, 2012.

	Payments due by period				
(Dollars in thousands)	**Total**	**<1 year**	**1-3 years**	**3-5 years**	**>5 years**
Long-term debt obligations	$ 74,310	$ 12,000	$ 12,000	$ 30,000	$ 20,310
Operating lease obligations	$ 1,581	$ 400	$ 807	$ 374	$ -
Total	$ 75,891	$ 12,400	$ 12,807	$ 30,374	$ 20,310

Short-Term Borrowings

At December 31, 2012, 2011, and 2010, we had outstanding borrowings due within one year of $17.9 million, $14.9 million, and $21.0 million, respectively. Of these borrowings due within one year, Federal Home Loan Bank advances totaled $12.0 million, $8.0 million, and $17.0 million at December 31, 2012, 2011, and 2010, respectively. Fixed rate borrowings totaled $7.0 million, $8.0 million, and $7.5 million at December 31, 2012, 2011, and 2010, respectively. Weighted average interest rates on fixed rate borrowings were 0.18%, 0.14%, and 2.96% at December 31, 2012, 2011, and 2010, respectively. Variable rate borrowings totaled $6.4 million, $3.3 million, and $13.5 million at December 31, 2012, 2011, and 2010, respectively. Weighted average interest rates on variable rate borrowings were 0.30%, 0.10%, and 0.32% at December 31, 2012, 2011, and 2010, respectively. Of the short term borrowings, $7.0 million were from the Federal Home Loan Bank of Atlanta ("FHLBA") and were collateralized by FHLBA stock, residential mortgage loans, and commercial real estate loans, and $1.4 million were securities sold under agreements to repurchase collateralized by investment securities with a market value of $1.6 million. The maximum amount of short term borrowings outstanding at any month end was $18.2 million for 2012, $22.0

Short-Term Borrowings – *(continued)*

million for 2011, and $36.6 million for 2010. The approximate average amount of such borrowings outstanding and average weighted interest rate was $7.8 million and 0.24% for 2012, $10.0 million and 0.58% for 2011, and $27.7 million and 2.85% for 2010, respectively.

Return on Equity and Assets

The following table shows the return on assets (net income or loss divided by average assets), return on equity (net income or loss divided by average equity), dividend payout ratio (dividends declared per share divided by net income or loss per share) and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2012, and 2011.

	Year ended December 31,		
	2012	2011	2010
Return on assets	0.81%	(36.23%)	0.01%
Return on equity	10.81%	(42.76%)	0.15%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to asset ratio	7.52%	8.47%	9.13%

The return on equity increased from (42.76%) in 2011 to 10.81% in 2012 due to an increase of $20.0 million in net income, with net income of $3.5 million for 2012, compared to net loss of $16.5 million for 2011. The return on equity decreased from 0.15% in 2010 to (42.76)% in 2011 due to a decrease of $16.5 million in net income, with net loss of $16.5 million for 2011, compared to a net income of $69,000 for 2010.

Liquidity

The most manageable sources of liquidity are comprised of liabilities, with the primary focus of liquidity management being on the ability to obtain deposits within our Bank's service area. Core deposits (total deposits less certificates of deposit for $100,000 or more, wholesale, and brokered time deposits) provide a relatively stable funding base and were equal to 76.9% of total deposits at December 31, 2012. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold and funds from maturing loans. Our Bank is a member of the FHLBA and, as such, has the ability to borrow against the security of its 1-4 family residential mortgage loans and commercial real estate loans. At December 31, 2012, our Bank had borrowed $64.0 million from the FHLBA and had the ability to borrow an additional $36.6 million based on a predetermined formula. Our Bank also has $15.0 million available through lines of credit with other banks, and $33.7 million available from the Federal Reserve Discount Window as additional sources of liquidity funding. At December 31, 2012, we had outstanding commitments to originate up to $21.4 million in loans as well as standby letters of credit of $671,000. Management believes that our Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of business.

Capital Resources

During 2012, primarily due to net income of $3.5 million, our equity capital increased by $3.5 million. There were also immaterial changes in equity capital due to stock issuance and changes in unrealized losses on available for sale securities. Book value per share at December 31, 2012 was $5.58 as compared to $5.05 at December 31, 2011.

The Federal Reserve Board and bank regulatory agencies require bank holding companies and insured depository institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Our Tier 1 capital consists of common shareholders' equity, minus certain intangible assets, plus junior subordinated debt subject to certain limitations. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. We and our Bank are also required to maintain Tier 1 capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum. As of December 31, 2012 we and our subsidiary bank exceeded our capital requirements as shown in the following table.

Capital Resources – *(continued)*

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
December 31, 2012						
The Company						
Total capital (to risk-weighted assets)	$ 49,885	15.25%	$ 26,163	8.00% (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	45,745	13.99	13,081	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	45,745	10.47	17,474	4.00 (1)	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 46,897	14.43%	$ 26,008	8.00%	$ 32,510	10.00%
Tier 1 capital (to risk-weighted assets)	42,781	13.16	13,004	4.00	19,506	6.00
Tier 1 capital (to average assets)	42,781	9.94	17,224	4.00	21,530	5.00

(1) Minimum requirements for bank holding companies. Bank holding companies with higher levels of risks, or that are experiencing or anticipating significant growth, are expected to maintain capital well above the minimums.

Off-Balance Sheet Arrangements

At December 31, 2012, we had issued commitments to extend credit of $21.4 million for home equity lines of credit, construction loans and commercial lines of credit. The commitments expire over periods from six months to ten years. Standby letters of credit totaled $671,000 at December 31, 2012.

Past experience indicates that many of these commitments to extend credit and standby letters of credit will expire unused. However, through our various sources of liquidity, we believe that we will have the necessary resources to fund these obligations should the need arise. See Note 15 to the audited financial statements for further information about financial instruments with off-balance sheet risk.

We are not involved in other off-balance sheet contractual relationships, and we have no unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same as the magnitude of the change in inflation.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Southcoast Financial Corporation
Management's Discussion and Analysis

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Southcoast Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization, and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of Southcoast Financial Corporation's internal control over financial reporting as of December 31, 2012. In making our assessment, management has utilized the framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission "Internal Control-Integrated Framework." Based on our assessment, management has concluded that, as of December 31, 2012 the Company's internal control over financial reporting was effective.

Date: December 31, 2012



/s/L. Wayne Pearson
L. Wayne Pearson
President and Chief Executive Officer



/s/William C. Heslop
William C. Heslop
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Southcoast Financial Corporation and Subsidiaries
Mount Pleasant, South Carolina

We have audited the accompanying consolidated balance sheets of Southcoast Financial Corporation and Subsidiaries (the "Company") as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southcoast Financial Corporation and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Crowe Horwath LLP

Atlanta, Georgia
March 14, 2013

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollars in thousands)	December 31,	
	2012	2011
Assets		
Cash and due from banks	$ 21,984	$ 18,037
Investment securities		
Available for sale	44,849	48,958
Federal Home Loan Bank stock, at cost	3,518	3,487
Loans held for sale	1,789	995
Loans, net of allowance of $8,159 and $10,691	319,310	309,048
Property and equipment, net	21,653	21,977
Other real estate owned, net	9,619	9,322
Company owned life insurance	12,309	11,922
Other assets	3,190	3,776
Total assets	$ 438,221	$ 427,522
Liabilities		
Deposits		
Noninterest bearing	$ 38,797	$ 34,120
Interest bearing	280,835	282,027
Total deposits	319,632	316,147
Federal funds purchased	4,570	3,588
Securities sold under agreements to repurchase	1,379	3,262
Advances from Federal Home Loan Bank	64,000	60,000
Junior subordinated debentures	10,310	10,310
Other liabilities	4,066	3,403
Total liabilities	403,957	396,710
Shareholders' equity		
Common stock, no par value, 20,000,000 shares authorized, 6,143,927 and 6,102,568 shares issued in 2012 and 2011 respectively	54,437	54,382
Accumulated deficit	(19,002)	(22,520)
Accumulated other comprehensive loss	(1,171)	(1,050)
Total shareholders' equity	34,264	30,812
Total liabilities and shareholders' equity	$ 438,221	$ 427,522

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(Dollars in thousands)	For the years ended December 31, 2012	2011
Interest income		
Loans and fees on loans	$ 16,947	$ 17,017
Investment securities	1,260	1,854
Cash and federal funds sold	29	34
Total interest income	18,236	18,905
Interest expense		
Deposits	2,604	4,249
Other borrowings	2,054	2,215
Junior subordinated debentures	202	183
Total interest expense	4,860	6,647
Net interest income	13,376	12,258
Provision for loan losses	880	10,023
Net interest income after provision for loan losses	12,496	2,235
Noninterest income		
Service fees on deposit accounts	1,585	1,435
Gain on sale of mortgage loans held for sale	331	97
Gain on sale of investment securities	626	853
Company owned life insurance earnings	387	402
Other-than-temporary impairment on available for sale securities	-	(176)
Other	348	187
Total noninterest income	3,277	2,798
Noninterest expenses		
Salaries and employee benefits	6,487	6,668
Occupancy	1,405	1,314
Furniture and equipment	1,499	1,554
Advertising and public relations	114	109
Professional fees	869	942
Travel and entertainment	244	197
Telephone, postage and supplies	331	347
Insurance	803	838
Gain on sale of other real estate owned	(1,240)	(519)
Impairment recognized on property and equipment	-	485
Other real estate owned impairment and other expenses, net of rental income	499	3,715
Other operating expenses	1,107	1,287
Total noninterest expenses	12,118	16,937
Income (loss) before income taxes	3,655	(11,904)
Income tax expense	137	4,576
Net income (loss)	$ 3,518	$ (16,480)
Basic net income (loss) per common share	$ 0.57	$ (2.71)
Weighted average number of common shares outstanding		
Basic	6,125,535	6,080,066

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)

	For the years ended December 31,	
	2012	**2011**
Net income (loss)	$ 3,518	$ (16,480)
Other comprehensive income (loss):		
Unrealized gains/losses on securities:		
Unrealized holding gains arising during the period	505	3,025
Reclassification adjustment for gains included in net income, net of other-than-temporary impairment charges	(626)	(853)
Tax effect	-	(782)
Total other comprehensive income (loss)	(121)	1,390
Comprehensive income (loss)	$ 3,397	$ (15,090)

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
Years ended December 31, 2012 and 2011

(Dollars in thousands)

	Common Stock		Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
	Shares	Amount			
Balance, January 1, 2011	6,050,220	$ 54,258	$ (6,040)	$ (2,440)	$ 45,778
Net loss			(16,480)		(16,480)
Other comprehensive income:					
Unrealized gains on securities available for sale, net of taxes of $ 1,089				1,936	1,936
Less reclassification adjustment for gains included in net income, net of taxes of $307				(546)	(546)
Comprehensive loss					(15,090)
Employee stock purchase plan	52,348	124	-	-	124
Balance, December 31, 2011	6,102,568	54,382	(22,520)	(1,050)	30,812
Net income			3,518		3,518
Other comprehensive loss:					
Unrealized gains on securities available for sale				505	505
Less reclassification adjustment for gains included in net income				(626)	(626)
Comprehensive income					3,397
Employee stock purchase plan	41,359	55	-	-	55
Balance, December 31, 2012	6,143,927	$ 54,437	$ (19,002)	$ (1,171)	$ 34,264

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in thousands)	For the years ended December 31,	
	2012	2011
Operating activities		
Net income (loss)	$ 3,518	$ (16,480)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Decrease in deferred income taxes net of valuation allowance	-	4,570
Provision for loan losses	880	10,023
Provision for impairment on other real estate owned	303	3,249
Depreciation	864	948
Impairment recognized on property and equipment	-	485
Discount accretion and premium amortization	375	332
Origination of mortgage loans held for sale	(18,774)	(6,483)
Proceeds from sales of mortgage loans held for sale	18,312	6,002
Gain on sale of mortgage loans held for sale	(331)	(97)
Gain on sale of investment securities	(626)	(853)
Other-than-temporary impairment on available for sale securities	-	176
(Gain) loss on sale of property and equipment	(192)	26
Gain on sale of other real estate owned	(1,240)	(519)
Change in deferred gain on sale of other real estate owned	48	(144)
Change in deferred compensation	192	175
Increase in value of Company owned life insurance	(387)	(402)
Decrease in other assets	584	2,731
Increase (decrease) in other liabilities	423	(1,446)
Net cash provided by operating activities	3,949	2,293
Investing activities		
Calls, maturities, and paydowns of available for sale securities	11,372	11,649
Proceeds from sales of available for sale securities	22,268	39,720
Purchases of available for sale securities	(29,400)	(25,753)
Sales (purchases) of Federal Home Loan Bank stock	(31)	619
Decrease (increase) in loans, net	(17,123)	2,032
Purchases of property and equipment	(1,615)	(994)
Capital expenditures on other real estate owned	(32)	(382)
Proceeds from sales of other real estate owned	6,654	3,230
Proceeds from sales of property and equipment	1,267	6
Net cash provided by (used for) investing activities	(6,640)	30,127
Financing activities		
Net increase (decrease) in deposits	3,486	(28,456)
(Decrease) increase in other borrowings and repurchase agreements	3,098	(6,113)
Net proceeds from issuances of stock	54	125
Net cash provided by (used for) financing activities	6,638	(34,445)
Net increase (decrease) in cash and cash equivalents	3,947	(2,025)
Cash and cash equivalents, beginning of year	18,037	20,062
Cash and cash equivalents, end of year	$ 21,984	$ 18,037
Cash paid for		
Interest	$ **4,580**	$ **6,995**
Income taxes	$ **173**	$ **-**
Supplemental noncash investing and financing activities:		
Real estate acquired in settlement of loans	$ **8,299**	$ **9,421**
Change in unrealized losses on available for sale securities	$ **121**	$ **2,377**
Loans to finance sales of other real estate owned	$ **2,317**	$ **3,588**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). During 2004, Southcoast Investments, Inc. was formed as a wholly-owned subsidiary of the Company, primarily for the purpose of holding properties of the Company and Bank. The Company's primary purpose is that of owning the Bank. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Bank was incorporated in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation. During 2005, the Company formed Southcoast Capital Trust III for the purpose of issuing trust preferred securities.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates. The allowance for loan losses, other-than-temporary losses on investment securities, deferred tax assets, and fair values of financial instruments, including other real estate owned, are particularly subject to change.

Concentration of Credit Risk – Most of the Company's business activity is with customers located in the South Carolina counties of Charleston, Berkeley, and Dorchester. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in these counties.

Risk characteristics present in the Company's loan portfolio vary by portfolio segment but are largely influenced by current loan to value ratios for real estate secured loans. During the last several years the Company has seen a decline in real estate values in its market area, adding risk to its loan portfolio. As home prices in the Company's market area have declined from the levels of five to seven years ago, loan to value ratios for Residential 1-4 Family and Multifamily loans have been affected. These declines in market value are largely due to extra inventory on the market caused by the high volume of home foreclosures over the last several years. These foreclosures have added additional unsold home inventory to the market and this extra inventory has discouraged new residential development and construction. Therefore, loans collateralized by lots and raw land have also taken on additional risk during this period, as lots and raw land for construction are significantly diminished in value. Loans secured by commercial real estate are at risk of deterioration during times of decreasing market rental rates and higher levels of unoccupied office space as has been the case in the Company's market areas. Commercial and industrial loans are made primarily for the purpose of financing equipment acquisition, expansion, working capital, and other general purposes. Consumer loans are made for a variety of purposes, including but not limited to the financing of automobile, boat, and recreational vehicle purchases. Risks inherent to commercial and industrial and consumer loans primarily relate to the overall state of the economy, especially in the Company's market area. Elevated levels of unemployment and decreased consumer spending are economic risk factors which affect these types of loans. Additionally, the potential deterioration of a borrower's current financial condition is a risk characteristic present across the entire loan portfolio. During the last several years of higher unemployment in the Company's market area, the Company's loan portfolio has experienced increased delinquencies and write-downs.

Cash and Cash Equivalents - Cash and cash equivalents may consist of cash on hand and due from banks, federal funds sold and securities purchased under agreements to resell. Generally, federal funds are sold for a one-day period and securities purchased under agreements to resell mature in less than 90 days.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES – *(Continued)*

Investment Securities - The Company classifies investments in equity and debt securities into three categories:

Available-for-sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.

Held-to-maturity: These are debt securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has no held to maturity securities.

Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans Held-for-Sale - Loans held-for-sale consist of 1 - 4 family residential mortgage loans, which are reported at the lower of cost or market value on an aggregate loan basis. Net unrealized losses, if any, are recognized through a valuation allowance. Loans held for sale were reported at cost at December 31, 2012 and 2011, as there were no unrealized losses at either date. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of loans sold.

Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on sales of loans.

Loans and Interest Income on Loans – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the principal balance outstanding, net of purchase premiums and discounts, and an allowance for loan losses. The allowance for loan losses is deducted from total loans on the balance sheet. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding.

All types of loans are generally placed on non-accrual status when principal or interest becomes contractually ninety days past due, or when payment in full is not anticipated, unless the estimated net realizable value of collateral is sufficient to assure the likelihood of collection of the principal balance and accrued interest. When a loan of any type is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectability is in doubt, cash receipts on all types of non-accrual loans are not recorded as interest income, but are instead used to reduce principal. Loans of all types are not returned to accrual status unless there has been an improvement in the borrower's financial condition, generally supported by at least six months of timely loan payments, and in the case of certain commercial loans, financial statements. Past due status for all types of loans is based on the contractual terms of the loans.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES – *(Continued)*

Allowance for Loan Losses - The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and are classified as impaired. Loans modified in a troubled debt restructuring accrue interest if their terms are at market rate and if they are performing in accordance with their modified terms. Loans modified in a troubled debt restructuring do not accrue interest if their terms are below market rate or if they are not performing in accordance with their modified terms. For accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Generally, the Company accounts for impaired loans based on the value of the loans' underlying collateral if it is considered more likely than not that repossession of the collateral is the most likely form of collection of the outstanding balance. For impaired loans deemed more likely than not to perform according to their contractual terms, the present value of expected cash flows is used to determine impairment. Troubled debt restructurings performing in accordance with their terms are measured for impairment using the present value of expected cash flows. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

For impaired loans where the ultimate collectability of principal and interest is in doubt, wholly or partially, all cash receipts are to be applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are to be applied to interest income to the extent that any interest has been foregone. Further cash receipts are to be recorded as recoveries to the Allowance for Loan Losses of any amounts previously charged off.

Generally, all types of impaired loans with balances of $250,000 or greater are evaluated for impairment on an individual basis. To the extent impairment is calculated for a loan evaluated on an individual basis, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. All types of impaired loans with balances less than $250,000 are generally collectively evaluated for impairment, and accordingly, they are not identified for impairment disclosures.

In determining the required general reserves portion of the allowance for loan losses, management calculates the historical losses experienced by loan type. Management also considers a one year loss history for each loan type and calculates a corresponding quarterly weighted average delinquency rate by loan type for the same one year period, with loans past due 30-59 days given single weight, loans past due 60-89 days given double weight, and loans past due 90 days or more given triple weight. Current weighted delinquency rates for loans in the various pools are then calculated and indexed to the historical weighted average delinquency rates. The total balance by general reserve loan type is then multiplied by the average historical losses as adjusted by the indexed historical past due rate and this amount is added to required general reserves. Management utilizes the one year time horizon for historical losses and delinquencies in order to capture more recent information relevant to the current credit cycle.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES – *(Continued)*

Management provides additional general reserves by loan type for loans with grades of 6 and higher which are not individually evaluated for impairment by multiplying the total balances of loans by loan type graded 6 and higher by the average default probabilities by these loan grades for the years 2009 and 2010. These amounts are then multiplied by the average loss severities by loan type for the years 2009 and 2010 and these amounts are added to required general reserves. Management elected to use the two year period from 2009 to 2010 for these calculations because the heavier than historical credit losses incurred during the current credit cycle began during 2009.

Several environmental factors are also incorporated into the general reserves portion of the allowance for loan losses. These include reserves for loans with loans to value higher than the Company's policy guidelines, loans with variable or adjustable rates of interest, and general loan portfolio growth.

As of December 31, 2012 and 2011, the Company's impaired loans totaled $11,727,000 and $22,332,000, respectively, as discussed in Note 4.

Federal Home Loan Bank (FHLB) Stock - The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Property and Equipment – Land is carried at cost. Property, furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leases are amortized over their useful lives or the lease term whichever is shorter. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale, or other disposition, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Other Real Estate Owned – Other real estate owned includes real estate acquired through foreclosure or deed in lieu of foreclosure. Other real estate owned is initially recorded at its estimated fair market value less estimated selling costs. Any write-downs at the dates of acquisition are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent write-downs, and gains and losses on disposal are included in other expenses.

Loan Commitments and Related Financial Instruments - Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Employee Benefit Plans - Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES – *(Continued)*

Company Owned Life Insurance – Company owned life insurance represents the cash value of policies on certain current and former officers of the Bank. There were no policies surrendered during 2012.

Income Taxes - Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Earnings Per Common Share - Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period.

Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements. The Company issued stock dividends of 15% and 10% for the years ended December 31, 2012 and 2011, respectively. These dividends were accounted for as stock splits, with all prior period share amounts retroactively restated.

Comprehensive Income - Comprehensive income consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are currently any such matters that would have a material effect on the financial statements.

Dividend Restrictions - Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. As long as there are preferred securities of the Southcoast Capital Trust III outstanding and the Company has elected to defer making interest payments with respect to the preferred securities as permitted by the terms of the preferred securities(which the Company has done beginning with the December 2011 payment), the Company may not declare or pay cash dividends on its common stock or redeem or repurchase any shares of its common stock, subject to certain minor exceptions, including stock dividends.

Fair Value of Financial Instruments - Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Statement of Cash Flows - For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks". Cash and cash equivalents have an original maturity of three months or less.

Reclassifications - Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders' equity.

Recently Issued Accounting Pronouncements – There were no recently issued authoritative pronouncements that had a material impact on the Company's accounting, reporting, or disclosures of financial information as of December 31, 2012.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2012 and 2011, the Bank met these requirements. Reserve requirements totaled $3,684,000 and $4,293,000 at December 31, 2012 and 2011, respectively.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are as follows:

(Dollars in thousands)

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale				
Mortgage backed				
Government sponsored enterprises	$ 37,361	$ 590	$	$ 37,951
Municipal securities	5,061	358		5,419
Other	4,190	-	2,711	1,479
Total	$ 46,612	$ 948	$ 2,711	$ 44,849

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale				
Mortgage backed				
Government sponsored enterprises	$ 37,688	$ 544	$ -	$ 38,232
Other	1,539	6	-	1,545
Municipal securities	7,190	415	-	7,605
Other	4,183	-	2,607	1,576
Total	$ 50,600	$ 965	$ 2,607	$ 48,958

The following tables show gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012 and December 31, 2011.

Available for Sale

(Amounts in thousands)

	December 31, 2012					
	Less than Twelve Months		Twelve Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage backed	$ -	$ -	$ -	$ -	$ -	$ -
Municipal securities	-	-	-	-	-	-
Other	-	-	1,479	2,711	1,479	2,711
Total	$	$	$ 1,479	$ 2,711	$ 1,479	$ 2,711

	December 31, 2011					
	Less than Twelve Months		Twelve Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage backed	$ -	$ -	$ -	$ -	$ -	$ -
Municipal securities	-	-	-	-	-	-
Other	586	64	990	2,543	1,576	2,607
Total	$ 586	$ 64	$ 990	$ 2,543	$ 1,576	$ 2,607

NOTE 3 - INVESTMENT SECURITIES *(Continued)*

Securities classified as available-for-sale are recorded at fair value. Unrealized losses on securities in a continuous loss position for twelve months or more totaled $2,711,000, which included four securities comprising 100% of total unrealized losses, and $2,543,000, which included two securities comprising 98% of total unrealized losses, at December 31, 2012 and December 31, 2011, respectively. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before recovery of their amortized cost.

The unrealized loss attributable to "Other" securities relates primarily to valuations on two individual pooled trust preferred securities. The Company believes, based on industry analyst reports, credit ratings, and third party other-than-temporary loss impairment evaluations, that the deterioration in the value of these securities is attributable to a combination of the lack of liquidity in both of these securities and credit quality concerns for one of the two securities. These securities are considered Level 3 securities in the fair value hierarchy as they both trade in less than liquid markets.

One of the Company's pooled trust preferred securities with an amortized cost of approximately $1.8 million and fair value of approximately $876,000 is receiving contractual interest payments, while the other with an amortized cost of approximately $1.7 million and fair value of approximately $25,000 is receiving payment-in-kind interest in lieu of cash interest payments. Due to the over-collateralized credit position of the security currently receiving interest payments, no other-than-temporary impairment was recognized on this security. Payment-in-kind interest consists of capitalization of interest amounts due on a security. In accordance with terms outlined in its offering circular, the security not currently paying interest has its deferred interest capitalized and added to the principal balance of the security. Future interest payments are accrued on these larger principal balances.

Payment-in-kind interest was triggered on this security due to deferrals of interest payments by individual issuers within the pool of issuers. Individual issuers are allowed to defer their interest payments for a period of up to five years. The security is divided into several tranches, with the A tranche securities being the most senior in terms of payment priority and Income Notes being the least senior. The Company owns notes in the C tranche of the security. Each tranche must pass an overcollateralization test in order for note holders in subordinate tranches to receive their contractual interest payments. The overcollateralization test is based on total performing collateral in the pool divided by total outstanding debt within the tranche. The senior most pool failing its overcollateralization test will receive principal paydowns on its outstanding notes in addition to contractual interest payments in order to cure its failure. These additional payments will be diverted from note holders in subordinate tranches who will instead receive payment-in-kind interest. At December 31, 2012, there was $233,567,000 of performing collateral in the pool. The table below summarizes balance and overcollateralization data for the individual tranches at December 31, 2012.

(Amounts in thousands)

Tranche	Current Balance	Required Overcollateralization %	Current Overcollateralization %
A	$ 197,851	128.00%	121.06%
B	41,362	115.00%	100.13%
C	46,832	106.20%	83.74%
D	26,983	100.25%	76.52%
Income Notes	18,000	N/A	N/A

As shown above, all tranches currently fail their overcollateralization test. According to the structured payment terms as established in the offering circular for this security, interest payments are currently being diverted from subordinate tranches to pay down total principal balances in the A tranche. If and when these payments reduce the principal balance in the A tranche by enough to pass its overcollateralization requirement, the B tranche securities will begin to receive contractual interest payments, and additional payments will be diverted from subordinate tranches in order to meet its overcollateralization requirement. This payment structure, known as a waterfall, is designed to continue until all tranches meet their overcollateralization requirement. However, this outcome is dependent on the level of future interest deferrals and defaults by individual issuers. Any shortfalls to contractual principal and interest payments due will be borne in reverse order of payment priority, with the most subordinate tranche having the largest loss and the senior most tranche having the smallest loss. As a note holder in the C tranche of this structure, the Company's principal and interest claims are subordinate to the principal and interest claims of note holders in the A and B tranches. More specifically, the Company and other C note holders would stand to lose 100% of their principal and interest before note holders in the B tranche lost their first dollar, and B note holders would lose 100% of their investment before A note holders experienced any loss.

NOTE 3 - INVESTMENT SECURITIES *(Continued)*

The Company engaged a firm specializing in security valuations to evaluate the security receiving payment-in-kind interest for other-than- temporary impairment ("OTTI"). This firm uses the OTTI evaluation model to compare the present value of expected cash flows to the previous estimate to measure whether there are any adverse changes in cash flows during the quarter. The OTTI model considers the structure and term of the trust preferred security and the financial condition of the underlying issuers. Specifically, the model details interest rates, principal balances of note classes and issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. The allocation of payments to the note classes follows the payment priority hierarchy for the individual tranches. The OTTI evaluation prepared as of December 31, 2012 predicts the Company will resume receipt of its contractual principal and interest payments during the year 2018, which is when the B tranche is projected to pass its overcollateralization test. These projections are based on assumptions developed from current financial data for the underlying issuers and may change in subsequent periods based on future financial data which could alter the assumptions.

The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant information including announcements of interest payment deferrals or defaults of underlying trust preferred securities. The OTTI evaluation model assumes no recoveries on defaults. The result of the firm's analysis indicated approximately $176,000 of credit loss as of March 31, 2011, which was recognized as an other-than-temporary loss in the first quarter of 2011 and reported in noninterest income. No credit losses had been recognized on these securities prior to 2011, and there have been no changes to credit losses recognized in earnings for any subsequent periods. Due to the credit loss recognized on this security, the Company has not accrued into interest income any of the payment-in-kind interest due on the security. Consequently, the security's payment-in-kind interest is not reflected in the book value of the security. Total other-than-temporary impairment in accumulated other comprehensive income was $1,093,000 for the security (Security B in the table below) at December 31, 2012.

The following table provides certain relevant details on each of our pooled trust preferred securities as of December 31, 2012, including the book value, fair value, and unrealized losses on the securities, as well as certain information about the overall pools and the current status of their underlying issuers. "Excess Subordination" is a measure of the excess performing collateral in the pool beyond the total level of debt outstanding in the pool with an equal or greater level of preference in the payment structure. It is expressed in the tables below as a percentage of performing collateral. It represents the percentage reduction in performing collateral that would precede an inability of the security to make contractually required payments to the Company.

December 31, 2012 *(Amounts in thousands)*	Security A	Security B
Book Value	$ 1,807	$ 1,733
Fair Value	$ 876	$ 25
Unrealized Loss	$ 931	$ 1,708
Number of underlying financial institution issuers	48	41
Number of deferrals and defaults	13	15
Additional expected deferrals/ defaults*	N/A	0/1
Excess Subordination as a percentage of performing collateral^	19.20%	N/A

* No assessment of these numbers was made for Security A as it was not modeled for cash flows due to its current payment status and its excess subordination. For Security B, this includes issuers for which there is an estimated probability of deferral or default of 50% or greater. None of the remaining performing collateral was projected as a future deferral or default, due to low Texas ratios; one deferring issuer was projected to default.

^Security B is in a support tranche and has no excess subordination.

The credit quality of the pooled trust preferred securities is directly related to the financial strength and ability to make contractual interest payments of the underlying issuers in these securities, most of which are banks or bank holding companies. As such, these securities may show additional other-than-temporary impairment in future periods if the financial condition of the underlying issuers further deteriorates.

NOTE 3 - INVESTMENT SECURITIES *(Continued)*

The amortized costs and fair values of investment securities available for sale at December 31, 2012 by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due after five but within ten years	$ 2,339	$ 2,495
Due after ten years	6,762	4,325
Mortgage backed	37,361	37,951
Equity securities with no maturity	150	78
Total investment securities available-for-sale	$ 46,612	$ 44,849

The proceeds from sales of securities and the associated gains are listed below:

(Amounts in thousands)	Twelve Months Ending December 31, 2012	2011
Proceeds	$ 22,268	$ 39,720
Gross Gains	626	893
Gross Losses	-	40

The tax provision related to the above net realized gains and losses was $0 and $307,000 for the periods ended December 31, 2012 and 2011.

Investment securities with an aggregate amortized cost of $22,790,000 and estimated fair value of $23,222,000 at December 31, 2012, were pledged to secure public deposits and for other purposes, as required or permitted by law. Investment securities with an aggregate amortized cost of $1,599,000 and estimated fair value of $1,625,000 at December 31, 2012, were pledged to secure securities sold under agreements to repurchase.

NOTE 4 - LOANS

The composition of loans by major loan category is presented below:

(Dollars in thousands)	December 31, 2012	December 31, 2011
Real estate secured loans:		
Residential 1-4 Family	$ 174,421	$ 166,414
Multifamily	5,555	5,144
Commercial	80,284	81,253
Construction and land development	40,305	39,241
Total real estate secured loans	300,565	292,052
Commercial and industrial	24,511	25,135
Consumer	1,915	2,037
Other	478	515
Total gross loans	327,469	319,739
Allowance for loan losses	(8,159)	(10,691)
	$ 319,310	$ 309,048

NOTE 4 – LOANS *(Continued)*

The Company uses a numerical grading system from 1 to 9 to assess the credit risk inherent in its loan portfolio, with Grade 1 loans having the lowest credit risk and Grade 9 loans having the highest credit risk. Loans with credit grades from 1 to 5 are considered passing grade, or acceptable, loans. Loans with grades from 6 to 9 are considered to have less than acceptable credit quality. Generally, impaired loans have credit grades of 7 or higher. Following is a listing and brief description of the various risk grades. The grading of individual loans may involve the use of estimates.

Credit Grade	Description
1	Loans secured by cash collateral.
2	Loans secured by readily marketable collateral.
3	Top quality loans with excellent repayment sources and no significant identifiable risk of collection.
4	Acceptable loans with adequate repayment sources and little identifiable risk of collection.
5	Acceptable loans with signs of weakness as to repayment or collateral, but with mitigating factors that minimize the risk of loss.
6	Watch List or Special Mention loans with underwriting tolerances and/or exceptions with no mitigating factors that may, due to economic or other factors, increase the risk of loss.
7	Classified substandard loans inadequately protected by the paying capacity or net worth of the obligor, or of the collateral with weaknesses that jeopardize the liquidation of the debt.
8	Classified doubtful loans in which collection or liquidation in full is highly improbable.
9	Classified loss loans that are uncollectible and of such little value that continuance as an asset is not warranted.

NOTE 4 – LOANS *(Continued)*

The following tables provide a summary of our credit risk profile by loan categories as of December 31, 2012 and December 31, 2011.

(Dollars in thousands)

Credit Risk Profile by Creditworthiness Category

	Real Estate Secured							
	Residential 1-4 Family		Multi Family		Commercial		Construction and Land Development	
Grade	2012	2011	2012	2011	2012	2011	2012	2011
1	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
2	-	-	-	-	-	-	-	-
3	59,303	44,087	611	-	6,825	8,469	7,037	7,851
4	49,619	61,509	684	715	29,038	27,461	10,054	9,020
5	50,336	45,213	3,500	1,921	25,130	26,026	17,633	14,575
6	2,036	2,707	-	-	11,139	9,714	1,215	277
7	10,287	11,957	760	2,508	8,152	8,781	4,366	4,306
8	2,840	941	-	-	-	802	-	3,212
9	-	-	-	-	-	-	-	-
Total	$ 174,421	$ 166,414	$ 5,555	$ 5,144	$ 80,284	$ 81,253	$ 40,305	$ 39,241

	Non-Real Estate Secured						Total	
	Commercial		Consumer		Other			
Grade	2012	2011	2012	2011	2012	2011	2012	2011
1	$ 2,329	$ 2,095	$ 55	$ 49	$ -	$ -	$ 2,384	$ 2,144
2	-	-	309	-	-	-	309	-
3	2,523	2,413	234	225	191	258	76,724	63,303
4	5,620	5,408	1,105	237	227	257	96,347	104,607
5	6,702	9,034	-	1,337	60	-	103,361	98,106
6	3,713	3,992	-	-	-	-	18,103	16,690
7	3,624	2,193	212	189	-	-	27,401	29,934
8	-	-	-	-	-	-	2,840	4,955
9	-	-	-	-	-	-	-	-
Total	$ 24,511	$ 25,135	$ 1,915	$ 2,037	$ 478	$ 515	$ 327,469	$ 319,739

NOTE 4 – LOANS *(Continued)*

The following tables provide a summary of past due loans by loan category as of December 31, 2012 and December 31, 2011. *(Dollars in thousands)*

Past Due Loans

December 31, 2012	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Real Estate Secured							
1-4 Family Residential	$ 2,712	$ 834	$ 5,385	$ 8,931	$ 165,490	$ 174,421	$ -
Multifamily Residential	-	379	-	379	5,176	5,555	-
Commercial Real Estate	1,711	-	127	1,838	78,446	80,284	-
Construction and Land Development	182	-	999	1,181	39,124	40,305	-
Non-Real Estate Secured							
Commercial and Industrial	686	29	394	1,109	23,402	24,511	-
Consumer and Other	20	11	54	85	2,308	2,393	-
Total (1)	$ 5,311	$ 1,253	$ 6,959	$ 13,523	$ 313,946	$ 327,469	$ -

December 31, 2011	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Real Estate Secured							
1-4 Family Residential	$ 4,897	$ 957	$ 4,981	$ 10,835	$ 155,579	$ 166,414	$ -
Multifamily Residential	391	-	1,318	1,709	3,435	5,144	-
Commercial Real Estate	387	3,503	962	4,852	76,401	81,253	-
Construction and Land Development	933	115	3,781	4,829	34,412	39,241	-
Non-Real Estate Secured							
Commercial and Industrial	1,055	405	260	1,720	23,415	25,135	-
Consumer and Other	54	72	-	126	2,426	2,552	-
Total (1)	$ 7,717	$ 5,052	$ 11,302	$ 24,071	$ 295,668	$ 319,739	$ -

(1) Principal balances only; excludes accrued interest receivable and deferred fees and costs due to immateriality.

NOTE 4 – LOANS *(Continued)*

The following table provides a summary of nonaccrual loans as of December 31, 2012 and December 31, 2011.

(Dollars in thousands)

	December 31, 2012	December 31, 2011
1-4 Family Residential	$ 6,821	$ 9,004
Multifamily Residential	-	1,318
Commercial Real Estate	531	5,749
Construction and Land Development	1,317	4,483
Commercial and Industrial	990	714
Consumer and Other	55	-
Total	$ 9,714	$ 21,268

At December 31, 2012 and December 31, 2011, nonaccrual loans totaled $9.7 million and $21.3 million, respectively. The gross interest income which would have been recorded under the original terms of nonaccrual loans amounted to approximately $777,000 and $1.4 million at December 31, 2012 and December 31, 2011, respectively. At December 31, 2012 and December 31, 2011, impaired loans, which include non-accrual loans and troubled debt restructurings (TDRs) totaled $11.7 million and $22.3 million, respectively. Impaired loans individually evaluated for impairment, which include nonaccrual loans over $250,000 and TDRs, totaled $8.9 million and $19.6 million at December 31, 2012 and December 31, 2011, respectively. At December 31, 2012 and December 31, 2011, there were no loans over ninety days past due and still accruing interest.

At December 31, 2012 and December 31, 2011, all TDRs, including those on nonaccrual status, totaled $4.6 million and $4.2 million, respectively. The gross interest income that would have been recognized on TDRs according to the original loan terms during 2012 totaled approximately $93,000; actual interest income recognized on these loans according to the restructured terms totaled $92,000. The gross interest income that would have been recognized on TDRs according to the original loan terms during 2011 totaled approximately $73,000; actual interest income recognized on these loans according to the restructured terms totaled approximately $72,000. At December 31, 2012 there were five loans totaling $3.1 million that had their original loan terms restructured. During the year ended December 31, 2012, four loans totaling $1.7 million, that previously had their original terms restructured, went into nonaccrual. During the same period, $573,000 related to TDRs was charged off. TDRs did not have a material effect on the allowance for loan losses as of December 31, 2012.

The following tables provide a year to date analysis of activity within the allowance for loan losses.

(Dollars in thousands)	December 31, 2012	December 31, 2011
Balance, beginning of year	$ 10,691	$ 9,513
Provision for loan losses	880	10,023
Net charge offs	(3,412)	(8,845)
Balance, end of quarter	$ 8,159	$ 10,691

NOTE 4 – LOANS *(Continued)*

	For the Year Ended December 31, 2012						
	Beginning Balance	Charge Offs	Recoveries	Provisions	Ending Allowance for Loan Losses		
					General Reserves	Specific Reserves	Total
Real Estate Secured							
1-4 Family Residential	$ 2,861	$ (1,968)	$ 64	$ 1,355	$ 1,944	$ 368	$ 2,312
Multifamily Residential	297	-	18	(276)	39	-	39
Commercial Real Estate	2,409	(883)	1	(263)	1,188	76	1,264
Construction and Land Development	633	(617)	67	523	512	94	606
Non-Real Estate Secured							
Commercial and Industrial	1,898	(65)	23	(532)	1,285	39	1,324
Consumer and Other	41	(54)	2	66	55	-	55
Other							
Other General Reserves	1,515	-	-	424	1,939	-	1,939
Unallocated	1,037	-	-	(417)	620	-	620
Total	$ 10,691	$ (3,587)	$ 175	$ 880	$ 7,582	$ 577	$ 8,159

	For the Year Ended December 31, 2011						
	Beginning Balance	Charge Offs	Recoveries	Provisions	Ending Allowance for Loan Losses		
					General Reserves	Specific Reserves	Total
Real Estate Secured							
1-4 Family Residential	$ 2,532	$ (1,119)	$ 125	$ 1,323	$ 1,763	$ 1,098	$ 2,861
Multifamily Residential	358	(502)	-	441	175	122	297
Commercial Real Estate	1,263	(2,116)	30	3,232	1,691	718	2,409
Construction and Land Development	2,972	(4,021)	124	1,558	625	8	633
Non-Real Estate Secured							
Commercial and Industrial	619	(1,464)	125	2,618	1,898	-	1,898
Consumer and Other	124	(28)	1	(56)	41	-	41
Other							
Other General Reserves	1,345	-	-	170	1,515	-	1,515
Unallocated	300	-	-	737	1,037	-	1,037
Total	$ 9,513	$ (9,250)	$ 405	$ 10,023	$ 8,745	$ 1,946	$ 10,691

NOTE 4 – LOANS *(Continued)*

Impaired loans with a balance of $250,000 or more are evaluated individually for impairment. All other loans are collectively evaluated for impairment. The following tables provide summaries and totals of loans individually and collectively evaluated for impairment as of December 31, 2012 and December 31, 2011.

(Dollars in thousands)

Loans Receivable:	As of December 31, 2012		
	Individually evaluated for impairment	Collectively evaluated for impairment	Total
Real Estate Secured			
1-4 Family Residential	$ 6,953	$ 167,468	$ 174,421
Multifamily Residential	382	5,173	5,555
Commercial Real Estate	531	79,753	80,284
Construction and Land Development	830	39,475	40,305
Non Real Estate Secured			
Commercial and Industrial	204	24,307	24,511
Consumer and Other	-	2,393	2,393
Total	$ 8,900	$ 318,569	$ 327,469

Loans Receivable:	As of December 31, 2011		
	Individually evaluated for impairment	Collectively evaluated for impairment	Total
Real Estate Secured			
1-4 Family Residential	$ 7,668	$ 158,746	$ 166,414
Multifamily Residential	2,117	3,027	5,144
Commercial Real Estate	5,568	75,685	81,253
Construction and Land Development	4,216	35,025	39,241
Non Real Estate Secured			
Commercial and Industrial	-	25,135	25,135
Consumer and Other	-	2,552	2,552
Total	$ 19,569	$ 300,170	$ 319,739

NOTE 4 – LOANS *(Continued)*

(Dollars in thousands)

Impaired Loans
For the Year Ended December 31, 2012

	Unpaid Principal Balance	Recorded Investment (1)	Related Allowance	Life to Date Charge offs	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:						
1-4 Family Residential	$ 5,430	$ 4,375	$ -	$ 1,055	$ 4,960	$ 48
Multifamily Residential	382	382	-	-	429	30
Commercial Real Estate	-	-	-	-	-	-
Construction and Land Development	353	353	-	-	352	-
Commercial and Industrial	74	74	-	-	74	-
Consumer and Other	-	-	-	-	-	-
With an allowance recorded:						
1-4 Family Residential	$ 2,616	$ 2,578	$ 367	$ 38	$ 2,642	$ -
Multifamily Residential	-	-	-	-	-	-
Commercial Real Estate	531	531	76	-	548	-
Construction and Land Development	477	477	95	-	478	-
Commercial and Industrial	130	130	39	-	131	-
Consumer and Other	-	-	-	-	-	-
Total:						
1-4 Family Residential	$ 8,046	$ 6,953	$ 367	$ 1,093	$ 7,602	$ 48
Multifamily Residential	382	382	-	-	429	30
Commercial Real Estate	531	531	76	-	548	-
Construction and Land Development	830	830	95	-	830	-
Commercial and Industrial	204	204	39	-	205	-
Consumer and Other	-	-	-	-	-	-
Total	$ 9,993	$ 8,900	$ 577	$ 1,093	$ 9,614	$ 78

(1) Impaired balance; excludes accrued interest receivable and deferred fees and costs due to immateriality.

NOTE 4 – LOANS *(Continued)*

(Dollars in thousands)

Impaired Loans
For the Year Ended December 31, 2011

	Unpaid Principal Balance	Recorded Investment (1)	Related Allowance	Life to Date Charge offs	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:						
1-4 Family Residential	$ 2,805	$ 2,564	$ -	$ 241	$ 2,603	$ 15
Multifamily Residential	1,131	1,131	-	-	1,224	-
Commercial Real Estate	2,602	2,175	-	427	2,366	-
Construction and Land Development	6,533	4,141	-	2,392	5,773	-
Commercial and Industrial	-	-	-	-	-	-
Consumer and Other	-	-	-	-	-	-
With an allowance recorded:						
1-4 Family Residential	$ 5,104	$ 5,104	$ 1,099	$ -	$ 5,142	$ 5
Multifamily Residential	986	986	122	-	923	48
Commercial Real Estate	3,393	3,393	717	-	3,636	-
Construction and Land Development	245	75	8	170	143	-
Commercial and Industrial	-	-	-	-	-	-
Consumer and Other	-	-	-	-	-	-
Total:						
1-4 Family Residential	$ 7,909	$ 7,668	$ 1,099	$ 241	$ 7,745	$ 20
Multifamily Residential	2,117	2,117	122	-	2,147	48
Commercial Real Estate	5,995	5,568	717	427	6,002	-
Construction and Land Development	6,778	4,216	8	2,562	5,916	-
Commercial and Industrial	-	-	-	-	-	-
Consumer and Other	-	-	-	-	-	-
Total	$ 22,799	$ 19,569	$ 1,946	$ 3,230	$ 21,810	$ 68

(1) Impaired balance; excludes accrued interest receivable and deferred fees and costs due to immateriality.

NOTE 5 - PROPERTY AND EQUIPMENT

Components of property and equipment are as follows:

(Dollars in thousands)

	Estimated Useful Lives	December 31, 2012	December 31, 2011
Land		$ 7,867	$ 7,520
Furniture and equipment	3-10 years	3,751	4,743
Buildings and improvements	5-40 years	15,591	15,017
Construction in process		84	592
		27,293	27,872
Less accumulated depreciation		(5,640)	(5,895)
		$ 21,653	$ 21,977

At December 31, 2012 construction in process totaled $84,000 and consisted of ongoing improvements to two current company owned premises. At December 31, 2011 construction in process consisted of ongoing improvements to company owned premises in the Hilton Head market. The property was sold in February 2012. The Company received sales proceeds totaling $612,000 on the property with a net book value of $592,000, recognizing a gain on sale of $20,000.

Depreciation expense for the years ended December 31, 2012 and 2011 was $864,000 and $948,000, respectively.

In 2012, the Company received sales proceeds totaling $1,267,000 on three properties, including the Hilton Head property referred to above, with a net book value of $1,075,000, recognizing gains on sale totaling $192,000.

In 2011, the Company received sales proceeds totaling $6,000 on a property with a net book value of $32,000, recognizing a loss on sale totaling $26,000.

The Company leases certain branch properties and equipment under operating leases. Two branch leases have current lease terms expiring in 2016 and 2023, one with two five-year renewal options remaining, and the other with one ten-year renewal option remaining. The Company has a lease agreement for eleven ATM machines, which expires December 2015 and requires monthly payments totaling $16,000, accounting for the majority of the Company's annual lease expense obligations. The Company entered into a longer term lease agreement during 2011 for office space that expires in 2032 that is also being accounted for as an operating lease. Total lease expense paid for the leases discussed above and included in the statements of operations totaled $367,000 and $341,000 for the years ended December 31, 2012 and 2011, respectively.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one month, for each of the next five years in the aggregate are:

2013	$ 400,000
2014	403,000
2015	404,000
2016	195,000
2017	179,000
Total	$ 1,581,000

NOTE 6 – OTHER REAL ESTATE OWNED

The aggregate carrying amount of other real estate owned at December 31, 2012 and 2011 was $9,619,000 and $9,322,000, respectively. All of the Company's other real estate owned represents properties acquired through foreclosure or deed in lieu of foreclosure. The following table details the change in this balance during 2012 and 2011.

(Dollars in thousands)	Year Ended December 31	
	2012	2011
Real estate acquired in settlement of loans, beginning of period	$ 9,322	$ 8,923
New real estate acquired in settlement of loans at lower of fair value or principal balance	8,299	9,421
Capital expenditures on real estate acquired in settlement of loans	32	382
Sales of real estate acquired in settlement of loans	(8,971)	(6,818)
Gains on sale of real estate acquired in settlement of loans	1,240	519
Deferred gain on sale of real estate acquired in settlement of loans	-	144
Less: Impairment recognized	(303)	(3,249)
Real estate acquired in settlement of loans, end of period	$ 9,619	$ 9,322

The types of property in other real estate owned at December 31, 2012 and 2011 included commercial office properties, commercial lots, residential 1-4 family lots and homes under construction, and residential 1-4 family homes. At December 31, 2012 the largest single property type of other real estate owned was construction and land development, totaling $3,774,000. At December 31, 2011 the largest single property type of other real estate owned was commercial real estate, totaling $4,941,000.

During 2012 and 2011, the Company recorded sales proceeds on other real estate owned totaling $8,971,000, and $6,818,000, respectively. Sales proceeds on other real estate owned for which the Company made loans to facilitate the sale of the property during 2012 and 2011 totaled $2,738,000 and $4,183,000, respectively. The gross loans to facilitate these sales during 2012 and 2011 totaled $2,317,000 and $3,588,000, respectively. For the year ended December 31, 2011, the Company realized deferred gains on these sales transactions totaling $144,000. There were no such deferred gains in 2012.

During 2012 and 2011, the Company recognized $303,000 and $3,249,000, respectively, of impairment expense on other real estate owned. These impairments were the result of periodic reappraisals of the properties and management's estimates of short term liquidation values.

NOTE 7 - DEPOSITS

The following is a detail of deposit accounts:

(Dollars in thousands)	December 31,	
	2012	2011
Noninterest bearing deposits	$ 38,797	$ 34,120
Interest bearing		
NOW	55,282	56,286
Money market	35,889	33,815
Savings	24,074	25,701
Time, less than $100,000	105,262	124,428
Time, $100,000 and over	60,328	41,797
Total deposits	$ 319,632	$ 316,147

At December 31, 2012 and 2011, the Bank had approximately $16,081,000 and $44,655,000, respectively, in time deposits from customers outside its market area. This includes $13,583,000 and $42,898,000 in brokered and wholesale deposits in 2012 and 2011, respectively. Contractual rates of interest on brokered and wholesale deposits outstanding at December 31, 2012, ranged from a low of 1.85% to a high of 3.25%. Contractual rates of interest on brokered and wholesale deposits outstanding at December 31, 2011, ranged from a low of 0.35% to a high of 3.25%.

NOTE 7 – DEPOSITS *(Continued)*

At December 31, 2012 the scheduled maturities of time deposits are as follows:

(Dollars in thousands)

2013	$ 144,190
2014	15,752
2015	232
2016	5,407
2017	9
	$ 165,590

NOTE 8- SHORT-TERM BORROWINGS

Short-term borrowings payable include securities sold under agreements to repurchase which generally mature on a one to thirty day basis, federal funds purchased, borrowings from the discount window of the Federal Reserve Bank, loans collateralized by the cash value of Company owned life insurance, and a holding company line of credit. Information concerning short-term borrowings is summarized as follows:

(Dollars in thousands)	December 31,	
	2012	2011
Balance at end of the year	$ 5,949	$ 6,850
Average balance during year	2,819	6,364
Average interest rate during year	0.24%	0.15%
Maximum month-end balance during the year	$ 7,500	$ 9,223

The Company has collateralized the repurchase agreements with securities with an aggregate cost basis and market value of $1,599,000 and $1,625,000 respectively, at December 31, 2012.

NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from Federal Home Loan Bank are collateralized by FHLB stock and pledges of certain residential mortgage loans and are summarized as follows:

		December 31	
Maturity	**Rate**	**2012**	**2011**
February 2012	0.14%	-	4,000
March 2012	0.14%	-	4,000
January 2013	0.18%	7,000	-
February 2013	Variable (0.36% at December 31, 2012)	5,000	-
September 2013	4.75%	-	10,000
June 2014	3.92%	-	2,000
July 2015	2.32%	10,000	-
July 2015	2.91%	2,000	-
October 2016	4.25%	5,000	5,000
November 2016	4.08%	5,000	5,000
January 2017	4.35%	5,000	5,000
January 2017	4.40%	5,000	5,000
January 2017	4.46%	5,000	5,000
January 2017	4.60%	5,000	5,000
March 2018	2.33%	5,000	5,000
April 2018	3.03%	5,000	5,000
		$ 64,000	$ 60,000

Each of the fixed rate advances is subject to early termination options. The Federal Home Loan Bank reserves the right to terminate each agreement at an earlier date.

NOTE 10 - UNUSED LINES OF CREDIT

At December 31, 2012, the Bank had unused lines of credit to purchase federal funds totaling approximately $10.4 million from unrelated banks. These lines of credit are available on a one to fifteen day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option. The Company may also borrow from the Federal Home Loan Bank based on a predetermined formula. Borrowings on this line totaled $64 million at December 31, 2012. Additional funds of approximately $36.6 million were available on the line. Advances are subject to approval by the Federal Home Loan Bank and may require the Company to pledge additional collateral. The Company has pledged approximately $134.3 million in loans as qualifying collateral for these borrowings. Also at December 31, 2012, the Company had an unused line of credit totaling approximately $33.7 million with the Federal Reserve Bank of Richmond to borrow funds from its discount window. The Company had pledged loans totaling approximately $45.5 million as collateral for these borrowings.

NOTE 11 - JUNIOR SUBORDINATED DEBENTURES

On August 5, 2005, Southcoast Capital Trust III (the "Capital Trust"), a non-consolidated subsidiary of the Company, issued and sold a total of 10,310 floating rate securities, with a $1,000 liquidation amount per security (the "Capital Securities"). Institutional buyers bought 10,000 of the Capital Securities denominated as preferred securities and the Company bought the other 310 Capital Securities which are denominated as common securities. The proceeds of those sales, $10.3 million, were used by the Capital Trust to buy $10.3 million of junior subordinated debentures from the Company which are reported on its consolidated balance sheets. The Capital Securities issued by the Capital Trust remain outstanding and mature or are mandatorily redeemable on September 30, 2035. The Company has the right to redeem these securities on or after September 30, 2010.

The Company's investment in the common securities of the Capital Trust totaled $310,000 at December 31, 2012 and December 31, 2011, and is included in "Available for Sale Securities" on its consolidated balance sheets. The preferred securities of the Capital Trust, totaling $10.0 million, qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations.

The Capital Securities issued by the Capital Trust accrue and pay distributions quarterly at a rate per annum equal to the three-month LIBOR, which was 0.31 percent at December 31, 2012, plus 150 basis points. The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of December 16, 2035. The Company's payment of interest on the Capital Securities is subject to the Company's compliance with Federal Reserve Board guidelines regarding the payment of dividends.

In accordance with the debenture terms noted above the Company deferred its quarterly dividend payment on these securities beginning with the December 2011 payment. Amounts so deferred bear additional interest at a variable rate per annum, reset quarterly, equal to LIBOR plus 1.50% compounded quarterly from the dates on which the amounts would otherwise have been due and payable until paid. During this period of deferral the Company is capitalizing the interest payments due and adding them to the principal outstanding for accrual purposes. Upon reinstatement of the quarterly dividend payments the debenture terms require payment in full of all interest arrearage. As long as there are preferred securities of the Southcoast Capital Trust III outstanding and the Company has elected to defer making interest payments with respect to the preferred securities as permitted by the terms of the preferred securities, the Company may not declare or pay dividends on its common stock or redeem or repurchase any shares of its common stock, subject to certain minor exceptions, including stock dividends.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

NOTE 13 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

(Dollars in thousands)	2012	2011
Income taxes currently payable		
Federal	$ -	$ -
State	137	62
	137	62
Deferred tax expense (benefit)	1,046	(4,220)
Change in valuation allowance	(1,046)	8,734
	-	4,514
Expense	$ 137	$ 4,576

The income tax effect of cumulative temporary differences for deferred tax assets at December 31, 2012 and 2011 is as follows:

(Dollars in thousands)	December 31, 2012	December 31, 2011
Deferred tax assets:		
Allowance for loan losses	$ 2,774	$ 3,635
Allowance for impairment of other real estate owned	236	1,088
Net operating loss (NOL) carryforward	3,152	2,776
Unrealized loss on investment securities	568	568
Deferred revenue	207	131
Deferred compensation	533	461
Other	391	356
Total deferred tax assets	7,861	9,015
Deferred tax liabilities:		
Depreciation	18	110
Prepaid expenses	77	93
Total deferred tax liabilities	95	203
Net deferred tax asset	7,766	8,812
Valuation allowance	(7,766)	(8,812)
Total net deferred tax asset	$ -	$ -

The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2012 and 2011.

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion of the entire deferred tax or asset will not be realized. In making such judgments, significant weight is given to evidence that can be objectively verified. As a result of increased credit losses, the Company entered into a three-year cumulative pre-tax loss position in 2011. A cumulative loss position is considered significant negative evidence in assessing the reliability of a deferred tax asset, which is difficult to overcome. The Company's estimate of the realization of its deferred tax assets was based on future reversals of existing taxable temporary differences and taxable income in prior carry back years. The Company did not consider future taxable income in determining the realizability of its deferred assets. During 2012 and 2011, the Company had valuation allowances totaling $7,766,000 and $8,812,000, respectively.

The Company has a Federal net operating loss carryforward of $8,979,000 at December 31, 2012 which fully expires in 2032.

NOTE 13 - INCOME TAXES *(Continued)*

The Company is no longer subject to examination by taxing authorities for years before 2009, except to the extent net operating losses are carried back to earlier years. In 2010, the Company filed a refund claim in order to carryback its 2009 NOL to the years 2004, 2005 and 2006. The Company was able to carryback its 2009 NOL to the years 2004 through 2006 due to the enactment of the Worker, Homeownership, and Business Assistance Act of 2009 (the "Act"). The Act includes a provision that allows most businesses an election to increase the NOL carryback period from 2 years under current law to as much as 5 years for NOLs generated in either 2008 or 2009 (but not both). The IRS examined the tax years attributed to the refund claim beginning in 2010 and completed its examination in August 2011 with no changes. A subsequent review by the Joint Committee on Taxation concurred with the results of the examinations.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income (loss) before income taxes for the years ended December 31, as follows:

(Dollars in thousands)	2012		2011	
	Amount	%	Amount	%
Tax expense (benefit) at statutory rate	$ 1,243	34%	$ (4,047)	(34)%
Increase (decrease) in taxes resulting from:				
State tax (net of federal benefit)	90	3	(14)	-
Officers' life insurance	(67)	(2)	(72)	(1)
Municipal interest	(74)	(2)	(123)	(1)
Other tax preference items	(9)	(1)	98	1
Valuation allowance change	(1,046)	(28)	8,734	73
Tax expense	$ 137	4%	$ 4,576	38%

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions.

NOTE 14 - RELATED PARTY TRANSACTIONS

Directors, executive officers and their affiliates are customers of and have banking transactions with the Bank in the ordinary course of business. A summary of loan transactions with directors and executive officers, including their affiliates, is as follows:

(Dollars in thousands)	December 31,	
	2012	2011
Balance, beginning of year	$ 1,050	$ 2,147
New loans	736	11
Departure of related party	-	(543)
Repayments	(406)	(565)
Balance, end of year	$ 1,380	$ 1,050

Deposits by directors and executive officers, including their affiliates, at December 31, 2012 and 2011 totaled $710,000 and $500,000, respectively.

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments include commitments to extend credit and standby letters of credit. They involve elements of credit and interest rate risk in excess of the amounts shown on the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

(in thousands)

	December 31,	
	2012	2011
Commitments to extend credit	$ 21,440	$ 18,340
Standby letters of credit	671	333

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since many letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements and the fair value of any liability associated with letters of credit is insignificant.

The Bank enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, if material, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans.

Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. Due to the small amount and frequent turnover of loans held-for-sale, the derivative value is considered immaterial.

NOTE 16 - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Plan for the benefit of all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches 100 percent of employee contributions up to the first three percent of compensation, plus 50 percent of employee contributions on the next two percent of compensation, subject to certain adjustments and limitations. The Company may also make an elective three percent contribution to the Plan accounts of all eligible employees. Contributions made to the Plan in 2012 and 2011 amounted to $107,000 and $134,000, respectively.

The Company entered into a Supplemental Executive Retirement Plan (SERP) during 2008 with its Chief Executive Officer. The Company accrued deferred compensation expense of $192,000 and $175,000 in 2012 and 2011, respectively, in relation to this plan. The accrued liability for the SERP at December 31, 2012 and 2011 totaled $1,428,000 and $1,236,000, respectively.

NOTE 17 - EMPLOYEE STOCK PURCHASE PLAN

Since 2000, the Company has maintained successive five-year Employee Stock Purchase Plans for the benefit of officers and employees which allow officers and employees to have the Company make payroll withholdings for the purpose of buying Company stock. The current plan expires in 2015. The purchase price is 85 percent of the closing quoted market price of the first or last business day of the quarter, whichever is less. Shares for the quarter are purchased during the first month of the following quarter. During 2012 and 2011, the Company issued 41,359 and 52,348 shares of common stock, respectively, under this plan. Proceeds from stock issuances during 2012 and 2011 totaled $54,000 and $125,000, respectively.

NOTE 18 - DIVIDENDS

There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. The Bank's ability to pay dividends to the Company is restricted by the laws and regulations of the State of South Carolina. Generally, these restrictions require the Bank to obtain the prior written consent of the South Carolina Commissioner of Banking to pay dividends.

Under the terms of the Indenture relating to its junior subordinated debentures, as a consequence of deferral of interest payments, the Company has agreed not to declare or pay dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to its common stock, subject to certain exceptions, including the issuance of stock dividends. See Note 11 for further information about the junior subordinated debentures and the deferral of interest payments.

NOTE 19 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure of the Bank to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2012, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2012, the most recent notification of the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table summarizes the capital ratios and the regulatory minimum requirements for the Company and the Bank.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012						
The Company						
Total capital (to risk-weighted assets)	$ 49,885	15.25%	$ 26,163	8.00% (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	45,745	13.99	13,081	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	45,745	10.47	17,474	4.00 (1)	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 46,897	14.43%	$ 26,008	8.00%	$ 32,510	10.00%
Tier 1 capital (to risk-weighted assets)	42,781	13.16	13,004	4.00	19,506	6.00
Tier 1 capital (to average assets)	42,781	9.94	17,224	4.00	21,530	5.00
December 31, 2011						
The Company						
Total capital (to risk-weighted assets)	$ 46,339	14.18%	$ 26,149	8.00% (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	42,172	12.90	13,074	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	42,172	9.73	17,342	4.00 (1)	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 42,766	13.18%	$ 25,962	8.00%	$ 32,453	10.00%
Tier 1 capital (to risk-weighted assets)	38,620	11.90	12,981	4.00	19,472	6.00
Tier 1 capital (to average assets)	38,620	8.91	17,344	4.00	21,680	5.00

(1) Minimum requirements for bank holding companies. Bank holding companies with higher levels of risks, or that are experiencing or anticipating significant growth, are also expected to maintain capital well above the minimums.

NOTE 20 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Generally accepted accounting principles also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries, and money market funds.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, real estate appraisals, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company used the following methods and assumptions to estimate fair value:

Available for Sale Investment Securities

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available (Level 1). If quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Securities classified as Level 3 include asset-backed securities in less liquid markets. The fair values of level 3 available-for-sale investment securities are determined by a third party pricing service and reviewed by the Company's Chief Financial Officer for reasonableness. The fair value of the trust preferred securities is computed based upon discounted cash flows estimated using interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation to the note classes. Current estimates of expected cash flows is based on the most recent trustee reports and any other relevant market information, including announcements of interest payment deferrals or defaults of underlying issuers. The payment, default and recovery assumptions are believed to reflect the assumptions of market participants. Cash flows are discounted at appropriate market rates, including consideration of credit spreads and illiquidity discounts.

Loans Held for Sale

Mortgage loans held for sale are carried at the lower of cost or market value. The fair value of mortgage loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company categorizes loans subject to nonrecurring fair value adjustments as Level 2. There were no fair value adjustments to mortgage loans held for sale as of December 31, 2012 and December 31, 2011.

Impaired Loans

Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Impaired loans are carried at the lesser of their principal balance or the fair value of the underlying collateral less estimated costs to sell. The Company considers problem loans with principal balances of $250,000 or greater individually for impairment. The fair value of loans individually evaluated for impairment is estimated using one of several methods, including the present value of expected cash flows, market price of the loan, if available, or fair value of the underlying collateral less estimated costs to sell. At December 31, 2012, the majority of individually evaluated impaired loans were measured based on the fair value of the collateral less estimated costs to sell, other than accruing TDRs, which were measured based on the present value of expected cash flows and totaled approximately $2.0 million. Those impaired loans not requiring a specific allowance for loan losses allocation represent loans with fair values exceeding their recorded investments or loans that have been charged down to the fair value of their collateral. Impaired loans for which a

NOTE 20 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS *(Continued)*

specific allowance is established based on the fair value of collateral require classification in the fair value hierarchy. If the fair value of an impaired loan is based on an observable market price of the loan, the Company records the impaired loan as nonrecurring Level 2. When the fair value of an impaired loan is based on the fair value of the underlying collateral less estimated costs to sell, the Company records the impaired loan as nonrecurring Level 3.

Other real estate owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at the lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals.

For both collateral dependent impaired loans and other real estate owned, the Company uses appraisals prepared by certified appraisal professionals whose qualifications and licenses have been reviewed and verified by the Company. These appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically lead to a Level 3 classification of the inputs for determining fair value. Once the Company receives an appraisal on an impaired loan, the Chief Credit Officer and Chief Financial Officer review the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics, as well as the Company's own loss experience. For appraisals received on other real estate owned, the Chief Financial Officer and Chief Operating Officer use a similar approach. The Company may take additional discounts against the appraisals based on the circumstances surrounding individual properties.

Assets measured at fair value on a recurring basis are as follows as of December 31, 2012 and December 31, 2011 *(amounts in thousands)*:

	December 31, 2012			
	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Available-for-sale investment securities				
Mortgage backed				
Government sponsored enterprises	$ -	$ 37,951	$ -	$ 37,951
Municipals	-	5,419	-	5,419
Other	-	78	1,401	1,479
Total assets at fair value	$ -	$ 43,448	$ 1,401	$ 44,849

	December 31, 2011			
	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Available-for-sale investment securities				
Mortgage backed				
Government sponsored enterprises	$ -	$ 38,232	$ -	$ 38,232
Other	-	1,545	-	1,545
Municipals	-	7,605	-	7,605
Other	-	86	1,490	1,576
Total assets at fair value	$ -	$ 47,468	$ 1,490	$ 48,958

Investments in trust preferred securities comprise the Company's Level 3 assets as shown above. Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

NOTE 20 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS *(Continued)*

There were no transfers between Level 1 and Level 2 during 2012 or 2011.

The Company has no liabilities carried at fair value or measured at fair value on a recurring basis.

The following table reconciles the changes in recurring Level 3 financial instruments for the twelve months ended December 31, 2012 and 2011 *(amounts in thousands)*:

	December 31, 2012	December 31, 2011
Beginning of Year Balance	$ 1,490	$ 1,195
Discount Accretion	7	9
Other-than-temporary impairment on available for sale securities	-	(176)
Unrealized Gain (Loss)	(96)	462
Ending Balance	$ 1,401	$ 1,490

The following table presents quantitative information about Level 3 fair value measurements at December 31, 2012 *(amounts in thousands)*:

Security Type	Fair Value	Valuation Technique	Unobservable Input	Rates
Trust Preferred Securities	$ 901	Discounted cash flows	Discount rate	Approximately 15%
			Weighted default probability for deferring issuers	Approximately 60%
			Recovery rate on deferring issuers	10% - 15%
			Default probability for current issuers	0.33% - 7.50%

The significant unobservable inputs used in the fair value measurement of the Company's trust preferred securities investments are prepayment rates, probability of default, and loss severity in the event of default. Significant increases/(decreases) in any of those inputs in isolation would result in a significantly lower/(higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

In addition to the trust preferred securities included in the table above, the Company owns another trust preferred security for which meaningful pricing data is not readily available. The security's book value of $500,000 is assumed to equal its fair value.

The table below summarizes changes in unrealized gains and losses recorded in earnings for the years ended December 31, 2012 and 2011 for Level 3 assets that are still held at December 31, 2012 *(amounts in thousands)*:

	December 31, 2012	December 31, 2011
Interest income on securities	$ -	$ -
Other than temporary impairment recorded in earnings	-	(176)
Total	$ -	$ (176)

NOTE 20 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS *(Continued)*

Assets measured at fair value on a nonrecurring basis are as follows as of December 31, 2012 and December 31, 2011 *(amounts in thousands)*:

	December 31, 2012			
	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Impaired Loans				
1 - 4 Family Residential	$ -	$ -	$ 4,697	$ 4,697
Commercial & Industrial	-	-	91	91
Commercial Real Estate	-	-	455	455
Construction and Land Development	-	-	382	382
Other Real Estate Owned				
Commercial Real Estate	-	-	100	100
Construction and Land Development	-	-	349	349
Total assets at fair value	$ -	$ -	$ 6,074	$ 6,074

	December 31, 2011			
	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Impaired Loans				
1 - 4 Family Residential	$ -	$ -	$ 5,677	$ 5,677
Multifamily Residential	-	-	864	864
Commercial Real Estate	-	-	3,477	3,477
Construction and Land Development	-	-	3,204	3,204
Other Real Estate Owned				
1 – 4 Family Residential	-	-	201	201
Multifamily Residential	-	-	556	556
Commercial Real Estate	-	-	1,192	1,192
Construction and Land Development	-	-	1,295	1,295
Total assets at fair value	$ -	$ -	$ 16,466	$ 16,466

Impaired loans that are measured for impairment using the fair value of the collateral had a recorded investment of $6,202,000 with a valuation allowance of $ 577,000 at December 31, 2012, resulting in an additional provision for loan losses of $517,000 for the year ended December 31, 2012. These additional provisions were as follows: $95,000 for Construction and Land Development loans, $363,000 for 1 – 4 Family Residential loans, $21,000 for Commercial Real Estate loans, and $38,000 for Commercial & Industrial loans. Impaired loans that are measured for impairment using the fair value of the collateral had a recorded investment of $14,676,000 with a valuation allowance of $1,454,000 at December 31, 2011, resulting in an additional provision for loan losses of $1,311,000 for the year ended December 31, 2011. These additional provisions were as follows: $8,000 for Construction and Land Development loans, $463,000 for 1 – 4 Family Residential loans, $718,000 for Commercial Real Estate loans, and $122,000 for Multifamily Residential loans.

Other real estate owned measured at fair value less costs to sell, had a net carrying amount of $449,000, which is made up of the outstanding balance of $1,142,000, net of a valuation allowance of $693,000, at December 31, 2012. This valuation allowance did not include any impairment made during the year ended December 31, 2012. Though the Company made a $303,000 impairment provision for other real estate owned during 2012, the properties these impairments related to were liquidated prior to December 31, 2012. Other real estate owned measured at fair value less costs to sell, had a net carrying amount of $3,150,000, which is made up of the outstanding balance of $6,350,000, net of a valuation allowance of $3,200,000, at December 31, 2011. This valuation allowance included $2,443,000 of impairment made during the year ended December 31, 2011. The breakdown of this impairment was as follows: $1,338,000 for Construction and Land Development, $598,000 for Commercial Real Estate, $376,000 for Multifamily Residential, and $131,000 for 1-4 Family Residential.

NOTE 20 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS *(Continued)*

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2012:

	Valuation Techniques	Unobservable Inputs	Range
Impaired Loans			
1 - 4 Family Residential Multifamily Residential Construction and Land Development	Sales comparison approach	Bank Owned Discount Selling Costs Appraisal Time Adjustment	10%-20% 7%-10% 0% - < 1 year 20% - 1-2 years 25% - 2-3 years 30% - > 3 years
Commercial Real Estate	Sales comparison approach	Bank Owned Discount Selling Costs Appraisal Time Adjustment	10%-20% 7%-10% 0% - < 1 year 20% - 1-2 years 25% - 2-3 years 30% - > 3 years
	Income approach	Capitalization Rate	8% - 12%
Other Real Estate Owned			
Commercial Office Properties	Sales comparison approach	Bank Owned Discount Selling Costs Appraisal Time Adjustment	10%-20% 7%-10% 0% - < 1 year 20% - 1-2 years 25% - 2-3 years 30% - > 3 years
	Income approach	Capitalization Rate	8% - 12%
Commercial Lots Residential 1 – 4 Family Lots Residential 1 – 4 Family Homes Residential 1 – 4 Under Construction Multifamily Residential	Sales comparison approach	Bank Owned Discount Selling Costs Appraisal Time Adjustment	10%-20% 7%-10% 0% - < 1 year 20% - 1-2 years 25% - 2-3 years 30% - > 3 years

NOTE 20 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS *(Continued)*

The estimated fair values of the Company's financial instruments are as follows *(amounts in thousands)*:

Fair Value Measurements at December 31, 2012 Using:

	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and cash equivalents	$ 21,984	$ 21,984	$ -	$ -	$ 21,984
Available for sale investment securities	44,849	-	43,448	1,401	44,849
Federal Home Loan Bank Stock	3,518	N/A	N/A	N/A	N/A
Loans held for sale	1,789	-	1,789	-	1,789
Loans, net	319,310	-	-	320,772	320,772
Accrued interest receivable	1,253	-	139	1,114	1,253
Financial liabilities:					
Deposits	319,632	155,651	166,200	-	321,851
Short term borrowings	5,949	-	5,949	-	5,949
Advances from Federal Home Loan Bank	64,000	-	69,921	-	69,921
Junior subordinated debentures	10,310	-	-	4,661	4,661
Accrued interest payable	980	22	699	259	980

	December 31, 2011	
	Carrying Amount	Fair Value
Financial assets:		
Cash and cash equivalents	$ 18,037	$ 18,037
Available for sale investment securities	48,958	48,958
Federal Home Loan Bank Stock	3,487	N/A
Loans held for sale	995	995
Loans, net	309,048	308,507
Accrued interest receivable	1,329	1,329
Financial liabilities:		
Deposits	316,147	313,613
Short term borrowings	6,850	6,850
Advances from Federal Home Loan Bank	60,000	66,309
Junior subordinated debentures	10,310	4,502
Accrued interest payable	700	700

Valuation Methodologies – Assets and Liabilities not recorded at Fair Value

The following is a description of the valuation methodologies used for assets and liabilities that are not recorded at fair value, but whose fair value must be estimated and disclosed:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values and are classified Level 1.

NOTE 20 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS *(Continued)*

FHLB Stock

It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

Loans

Fair values of loans, excluding loans held for sale, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values, resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality, resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair values of loans do not necessarily represent an exit price.

The fair values of loans held for sale are estimated based upon binding contracts and quotes from third party investors, resulting in a Level 2 classification.

Deposits

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount), resulting in a Level 1 classification. The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date, resulting in a Level 1 classification. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits, resulting in a Level 2 classification.

Short-term Borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings, generally maturing within ninety days, approximate their fair values, resulting in a Level 2 classification.

Other Borrowings

The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements, resulting in a Level 2 classification.

The fair values of the Company's Subordinated Debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements, resulting in a Level 3 classification.

Accrued Interest Receivable/Payable

The carrying amounts of accrued interest are assigned Levels 1, 2, or 3 classifications commensurate with the assets or liabilities to which they are associated.

Off-balance Sheet Instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of commitments is not material.

NOTE 21 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Southcoast Financial Corporation (*parent company only*):

CONDENSED BALANCE SHEETS

(Dollars in thousands)	December 31,	
	2012	2011
ASSETS		
Cash	$ 1,895	$ 2,101
Investments available for sale	78	86
Investment in subsidiaries	42,420	38,373
Property and equipment, net	1,871	1,885
Other assets	78	73
Total assets	$ 46,342	$ 42,518
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 1,768	$ 1,396
Junior subordinated debentures	10,310	10,310
Shareholders' equity	34,264	30,812
Total liabilities and shareholders' equity	$ 46,342	$ 42,518

CONDENSED STATEMENTS OF INCOME (LOSS)

(Dollars in thousands)	For the years ended December 31,	
	2012	2011
Income		
Other	$ -	$ 136
Expenses	(643)	(663)
Loss before income taxes	(643)	(527)
Income tax expense	-	(940)
Loss before equity in undistributed net income (loss) of subsidiaries	(643)	(1,467)
Equity in undistributed net income (loss) of subsidiaries	4,161	(15,013)
Net income (loss)	$ 3,518	$ (16,480)

NOTE 21 - PARENT COMPANY FINANCIAL INFORMATION – *(Continued)*

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	For the years ended December 31, 2012	2011
Operating Activities		
Net income (loss)	$ 3,518	$ (16,480)
Adjustments to reconcile net income (loss) to net cash used by operating activities		
Equity in undistributed net (income) losses of subsidiaries	(4,161)	15,013
Depreciation	16	19
Decrease in deferred taxes	-	1,130
Increase in other assets	(5)	(1)
Increase in other liabilities	372	186
Net cash used by operating activities	(260)	(133)
Investing activities		
Capital contributions to subsidiaries	-	(221)
Decrease in loans, net	-	-
Purchase of property and equipment	-	(7)
Net cash used by investing activities	-	(228)
Financing activities		
Decrease in other borrowings	-	-
Net proceeds from issuance of stock	54	124
Net cash provided by financing activities	54	124
Net change in cash	(206)	(237)
Cash, beginning of year	2,101	2,338
Cash, end of year	$ 1,895	$ 2,101

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Corporate Data

Common Stock and Dividends

(Unaudited)

The common stock of the Company is listed on the Nasdaq Global Market under the symbol "SOCB." The reported high and low sales prices for each quarter of 2013 and 2012, adjusted for the 2012 15% stock dividend and the 2011 10% stock dividend, are shown in the following table.

2012	Low	High
Fourth Quarter	$ 3.57	$ 5.10
Third Quarter	$ 1.91	$ 3.70
Second Quarter	$ 1.27	$ 2.26
First Quarter	$ 1.17	$ 1.48
2011		
Fourth Quarter	$ 1.15	$ 1.66
Third Quarter	$ 1.43	$ 2.74
Second Quarter	$ 2.42	$ 2.88
First Quarter	$ 2.21	$ 2.81

As of March 1, 2013, there were approximately 1,548 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has never paid any cash dividends, and to support its continued capital growth, does not expect to pay cash dividends in the near future. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. At present, the Company's principal source of funds with which it could pay dividends is dividend payments from the Bank. South Carolina banking regulations require the prior written consent of the South Carolina Commissioner of Banking for the payment of cash dividends.

Under the terms of the Indenture relating to its junior subordinated debentures, as a consequence of deferral of interest payments, the Company has agreed not to declare or pay dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to its common stock, subject to certain exceptions, including the issuance of stock dividends. See Note 11 for further information about the junior subordinated debentures and the deferral of interest payments.

Corporate Data

Directors and Executive Officers

Listed below are the directors and officers of the Company and their principal occupations.

Tommy B. Baker	President, Baker Motors of Charleston, Inc.; Director, Southcoast Financial Corporation and Southcoast Community Bank
William A. Coates	Attorney with Roe, Cassidy, Coates & Price, P.A. (attorneys); Vice-Chairman, Southcoast Financial Corporation and Southcoast Community Bank
Stephen F. Hutchinson	President, The Hutchinson Company, Inc. (real estate); Director, Southcoast Financial Corporation and Southcoast Community Bank
L. Wayne Pearson	Chairman and Chief Executive Officer, Southcoast Financial Corporation, and President and Chief Executive Officer, Southcoast Community Bank
Robert M. Scott	Treasurer former Executive Vice President and Chief Financial Officer, Southcoast Financial Corporation and Southcoast Community Bank; Director, Southcoast Financial Corporation and Southcoast Community Bank
James P. Smith	President, Atlantic Coast Advisory Group (insurance sales); Director, Southcoast Financial Corporation and Southcoast Community Bank
Robert A. Daniel, Jr.	Executive Vice President and Chief Lending Officer, Southcoast Financial Corporation and Southcoast Community Bank
William B. Seabrook	Executive Vice President and Chief Operating Officer, Southcoast Financial Corporation and Southcoast Community Bank
William C. Heslop	Senior Vice President and Chief Financial Officer, Southcoast Financial Corporation and Southcoast Community Bank

Office Locations of Southcoast Community Bank

Branch	**Office Location**	**Phone Number**
Main Office	530 Johnnie Dodds Boulevard, Mt. Pleasant, SC 29465	843-884-0504
West Ashley	802 Savannah Hwy, Charleston, SC 29407	843-571-6097
Moncks Corner	337 East Main Street, Moncks Corner, SC 29461	843-899-7755
Coleman	602 Coleman Boulevard, Mt. Pleasant, SC 29464	843-216-3100
Johns Island	2753 Maybank Hwy, Johns Island, SC 29455	843-559-5029
Summerville	302 N. Main Street, Summerville, SC 29483	843-873-5330
Goose Creek	597 Old Mount Holly Road, Goose Creek, SC 29445	843-553-0021
Dorchester Road	8420 Dorchester Road, North Charleston, SC 29420	843-207-0300
Sam Rittenberg	1654 Sam Rittenberg Boulevard, Charleston, SC 29407	843-556-3106
Park West	3305 South Morgan's Point Road, Mt. Pleasant, SC 29466	843-884-3832